
Spartan
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[redacted]

Spartan Stores

Profitable Growth

Spartan Stores, Annual Report 2008


Spartan
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We have achieved success by consistently satisfying consumer needs and developing strategies that are effective against competitive forces and the economic climate. Success has been a consequence of our understanding of the retail markets and consumer trends where we operate, and having a clear understanding of what we do best.

Table of Contents


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FINANCIAL
Highlights

Spartan Stores, Inc. & Subsidiaries

(In thousands except per share data and ratios)

	2008	2007	2006
Net sales	$ 2,476,822	$ 2,206,270	$ 1,872,854
Gross margin	494,968	431,454	345,118
Gross margin percentage	20.0%	19.6%	18.4%
Operating earnings	61,622	48,666	34,120
Operating earnings percentage	2.5%	2.2%	1.8%
Net earnings	34,306	25,160	18,172
Net earnings percent of net sales	1.4%	1.1%	1.0%
Cash from operating activities	67,777	58,594	49,814
Working capital	20,499	27,213	20,736
Long-term debt to equity	0.69	0.62	0.44
Shareholders' equity	206,646	172,741	145,417
Total assets	610,137	487,499	378,597
Return on shareholders' equity	18.1%	15.8%	13.4%
Diluted earnings per share	1.58	1.18	0.86
Shares outstanding	21,909	21,658	21,023

Net Sales
(in billions)


$1.87
$2.21
$2.48
2006
2007
2008

Operations Earnings
(in millions)


$34.12
$48.67
$61.62
2006
2007
2008

Diluted Earnings
Per Share


$0.86
$1.18
$1.58
2006
2007
2008

Shareholders' Equity
(in millions)


$145.42
$172.74
$206.65
2006
2007
2008


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This is our 91st year operating in the grocery industry and 8th year as a public company. It has been a busy year marked by record financial results, continued business expansion, and achievement of significant milestones in the growth phase of our business strategy. We are proud of our ongoing success, ability to deliver consistent performance improvements, and being a formidable industry competitor.

We have achieved success by consistently satisfying consumer needs and developing strategies that are effective against strong competitive forces and the economic climate. Success has been a consequence of our understanding of the retail markets and consumer trends in areas where we operate, and having a clear understanding of what we do best. We have developed a keen instinct relative to market opportunities and we understand how to use our core strengths to make the most of available growth opportunities. Since we applied this understanding to our D&W Fresh Markets, sales this year have performed above our expectations, making substantial contributions to our overall sales growth. The insights gained while integrating, operating, and refining the D&W Fresh Markets' consumer offerings will be used to expand this distinct retail store brand to other appropriate markets.

With these skills and understandings, we set out to improve our distribution operations and expand geographically, upgrade our retail store base, continue to expand our fuel center operations, and strengthen our market share. During the year, we successfully achieved each of these goals. We significantly expanded our distribution business in the state of Indiana, began a more aggressive retail store capital improvement program, including new store construction, and opened additional fuel centers. We also completed the acquisition of Felpausch Food Centers, which strengthened our western Michigan market share while providing expansion opportunities in central Michigan.

These achievements contributed to our ongoing record of profitable growth. Including the fiscal 2008 fourth quarter, year-over-year consolidated net sales have improved for eight consecutive quarters. Operating profit in the distribution segment has increased at a five-year compound annual rate of nearly 22 percent, and this year's retail operating profit improved to $27 million compared to an operating loss of $52 million five years ago. For fiscal 2008, we reported four consecutive quarters of double-digit operating earnings growth, extending our double-digit growth record to 13 of the past 15 quarters. We also finished the year with record high Earnings Before Interest, Taxes, Depreciation and Amortization (EBITDA), operating profits, and net earnings since becoming a public company. This performance clearly demonstrates the success of our hybrid business model and the market's need for a value-added grocery distributor and savvy conventional supermarket operator.



ROB BARTELS, President & CEO Martin's Super Markets

"Since entering into an expanded distribution supply agreement with Spartan Stores in April 2007, Martin's Super Markets has experienced continued market strength and positive customer feedback. Our move to Spartan Stores as our primary distributor was a natural progression in our continuing efforts to bring Martin's shoppers the selection and savings they've come to expect from us."

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Letter to our

SHAREHOLDERS

This is our 91st year operating in the grocery industry and 8th year as a public company. It has been a busy year marked by record financial results, continued business expansion, and achievement of significant milestones in the growth phase of our business strategy.



Our distinct retail store banners reflect a segmentation strategy that serves our unique market demographics. Each retail store banner offers customers convenient locations, quality products and services, and a friendly, quick shopping experience.


FAMILY FARE
QUICK STOP

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To reduce capital costs and improve financial flexibility, we completed the private placement of $110 million in senior convertible notes and amended our existing credit facility. These transactions, along with our strong operating cash flows, have allowed us to almost double our capital improvement program since fiscal 2005, yet, due to improving profitability, maintain a solid return on invested capital.

We are confident in our ability to sustain profitable growth because of our competitive strengths. Placing the consumer at the center of our business decisions five years ago has been fundamental to our ongoing success. This perspective has sharpened our focus and allowed us to develop expertise in consumer market research and business analysis, which are core strengths that have shaped our successful retail and distribution strategies.

Another very important strength is our people. They are a key to our success and have a proven track record of success in the grocery industry. This past October, Dennis Eidson was appointed as President of the Company and to the Board of Directors. He has since been leading our retail and distribution strategy implementation and operational execution. We are confident in his leadership and ability to continue developing and implementing the critical marketing, merchandising, operational improvements, and disciplined category management practices that have been keys to our success.

During the past five years, I have witnessed a remarkable transformation in our corporate culture and in the attitudes of our associates, customers, and suppliers. Our organization has a single-minded sense of purpose that is focused on the consumer along with a high level of accountability and trust in each other that did not exist five years ago. Also evident is our employees' vibrant confidence, pride and desire to succeed, as virtually every employee is engaged and making meaningful contributions towards our ongoing success each and every day.

Although we have made remarkable progress during the past five years, we continue to recognize attractive growth opportunities in our existing markets, as well as in adjacent ones. Our enhanced capital investment program is taking hold and we expect the program to continue to produce favorable sales growth results and market share improvement as additional Felpausch and other stores are remodeled. The marketing and merchandising programs at our D&W stores are being fine-tuned to provide profit improvement opportunities. Distribution expansion opportunities also exist, and we are implementing initiatives to improve our network efficiency and inventory management practices. In addition, disciplined acquisitions will continue to play an important role along our growth path.

Many growth opportunities remain ahead of us as we continue to build one of the best retail grocery store franchises in our markets and develop a highly regarded reputation in our distribution business. Our success is made possible by the individual contributions of many people. I want to thank all of our associates, customers, suppliers and shareholders for their continuing trust and support.





President's LETTER

Fiscal 2008 marks another exceptional year for Spartan Stores. In addition to our financial success, we reached significant business milestones in both our retail and distribution business segments.


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Fiscal 2008 marks another exceptional year for Spartan Stores. In addition to our financial success, we reached significant business milestones in both our retail and distribution business segments. We are building our wholesale business into a highly respected grocery distribution operation, and our industry reputation is spreading. Our on-time delivery performance, order completion and accuracy rates, and vital retail support services provide us with a significant competitive advantage. These competitive advantages are the primary reason that we have maintained one of the lowest customer attrition rates in the grocery distribution industry and have attracted significant new business. We are confident that more sales and profit growth opportunities exist for this business as we reach out to prospective customers with our value-added proposition and continually work on network optimization and efficiency improvements.

One of the most important business milestones this year was the expansion of our distribution business in the state of Indiana. This expansion has significant strategic implications as it is our first major new business outside of our core Michigan market. This important milestone extends our distribution reach and gives us a much stronger presence in a state that can be economically served from our primary distribution center. Serving one of Indiana's premier independent grocers also helps endorse and validate our value-added service offerings and capabilities with other area independent grocers. In addition, we also expanded our distribution business with existing customers in eastern Michigan. This combined new distribution business added more than $120 million in incremental sales during fiscal 2008.

Measured by sales penetration, our corporate brands program is a market leader. During the past five years, we have devoted extensive time and resources to develop and refine the program, and we believe our efforts have produced a premier program with strong brand recognition and consumer loyalty. The program differentiates our value-added distribution offer and provides a sustainable competitive advantage. On a retail level, our broad spectrum of brands offers customers an abundance of quality products and price point choices, which has been particularly beneficial in the current economic climate.



LISA D. VANGILDER, President & CEO, VG's Food Center & Pharmacy, Inc.

"Since 1961, VG's has been a customer of Spartan Stores. We want to thank Spartan for their support and most importantly for bringing quality products to our stores. They have been successful at expanding their private label offerings and recruiting some of the best talent in the business. We look forward to another 47 years."

In addition to our excellent portfolio of corporate brands, our value-added distribution business provides critical support services that independent customers increasingly rely on to gain a competitive edge. Distribution customers highly value our suite of services including comprehensive retail operations support, category management, ad circular design and production, merchandising services, marketing and advertising. In addition, customers have built great trust in our IT and human resources support and in our specialty warehouse capabilities. With our high rate of order accuracy and a nearly 99% on-time delivery record, our customers enjoy one of the highest quality service levels available.

In our retail segment, we completed the acquisition of Felpausch Food Centers stores located in certain western and central Michigan communities where we had limited or no presence, which further strengthened our leading market position among conventional retail grocers.

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Our distinct retail store banners reflect a segmentation strategy that serves our unique market demographics. Each retail store banner offers customers convenient locations, quality products and services, and a friendly, quick shopping experience. They also serve a full range of customer segments from those wanting basic everyday groceries to special occasions, premium products and services for the more discriminating shopper. Our Family Fare and Glen's Market stores emphasize quality products, friendly service, good values and strong fresh perimeter merchandise, while the center piece of our D&W Fresh Market is the fresh perimeter departments.

The D&W stores offer a wider variety of specialty products, a higher concentration of prepared foods, and premium services, such as wine consultants and Starbucks cafés. In addition, these stores have full-service meat and seafood departments with friendly, attentive and knowledgeable employees ready to serve customers the finest quality products, including premium Boar's Head delicatessen meats and cheeses, Star Ranch Natural Angus beef, and Bell & Evans poultry products. Collectively, our stores provide area consumers with one of the best retail offerings in our markets.

We are pleased with the early results of our capital investment program, which is squarely focused on improving the customer shopping experience. During the year we completed five store remodels and one store relocation that will help enhance our position in these markets. The capital investments are critical to our success in bringing in additional customers and building a long-term, loyal customer base. The remodeled stores are performing well, and we expect further performance improvements as the marketing and merchandising programs at the stores are fine-tuned. In addition, we constructed our first Family Fare prototype store. This 48,500 sq. ft. store serves as a replacement for an older, smaller store and showcases many of our latest merchandising and promotional ideas, while encompassing all of our best store layout, retail concepts, and customer service ideas. Customer convenience remains one of our key retail strategies and fuel centers, as well as drive-thru pharmacies, are important elements of the strategy. Our fuel centers include Quick Stop convenience centers that offer beverages, snacks, and other food items. We have grown our fuel center operations to 16 locations from a single location when we began this important initiative in fiscal 2005.

A component of our long-term strategic plan is to supplement organic growth with disciplined acquisitions. Acquisitions must be accretive to earnings, number one or two in market share or help increase market share in adjacent or fill-in markets. Our Felpausch store acquisition met each of these acquisition criteria. We believe that these stores have excellent performance potential because of their locations, loyal customer base, and market demographics. We are at the very beginning of transforming these stores into their full performance potential, and a significant portion of our 2009 capital improvement program will be directed at these stores. The physical store improvements are just one component of our transformation plan, as we will be implementing our best product mix, store layout, marketing and merchandising programs, supported by category management knowledge.

We are pursuing a retail and distribution growth strategy to capture the best available organic growth and disciplined acquisition opportunities. Our capital and technology investments, and focus on continuous operational improvements will enhance our value-added distribution services and further distinguish our retail offering. Our successful growth strategy is building Spartan Stores into a highly respected grocery distributor and retailer and positioning our Company for long-term success.



Dennis Eidson
President & Chief Operating Officer



We are building our wholesale business into a highly respected grocery distribution operation, and our excellent industry reputation is spreading. Our on-time delivery performance, order completion and accuracy rates, and vital retail support services provide us with a significant competitive advantage.



DISTRIBUTION Business

Spartan's wholesale business is developing into a best-in-class grocery distribution operation with a comprehensive and forward-looking supply chain plan that supports Spartan's business growth strategy. The Company is also enjoying an excellent industry reputation because of its strong focus on continuing improvement in delivering orders complete, accurate, and on time, as well as its outstanding retail support services and premier portfolio of corporate brand products.

Technology utilization and upgrades, management structure changes, and the addition of supply chain experts in key positions have transitioned the Company's distribution business into a more efficient, high-performance, and forward-looking operation. Implementing voice-selection technology in its distribution centers two years ago has contributed to significant productivity improvements and lower labor costs during fiscal 2008. This technology also helped to reduce order error rates and improved inventory accuracy significantly. The recent implementation of enhanced product slotting optimization tools and the re-racking initiatives currently underway will continue to lower labor input costs. This initiative will greatly improve volume thru-put and capacity utilization and improve the Company's asset utilization rates.

One of the Company's highest priority distribution initiatives currently underway is the implementation of a comprehensive inventory management strategy. Through a combination of technology, processes, and partnerships with manufacturers, Spartan is striving to develop a best-in-class inventory management system. The system will provide the Company with seamless product visibility through the entire supply chain, from manufacturer to customer. The market visibility provided by this system and its retail operations is important because it gives Spartan superior demand forecasting capabilities, which will help lower inventory investments and raise inventory turnover, while simultaneously improving product availability and service quality. The Company also plans to explore additional billing, purchasing, and invoicing system upgrades that will improve its supply chain capabilities.

The transition of the distribution operation has been aided by changes in the Company's management structure to better align supply chain and specific purchasing functions. The realignment has streamlined the center store purchasing processes, while improving communications and product demand forecasting. In addition, Spartan significantly strengthened its management team by hiring supply chain experts from some of the country's leading wholesale and retail operators.

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Distribution Customers
Corporate Stores
Distribution Centers
Grand Rapids
Detroit

Distribution Net Sales



$1,120,637
$1,155,880
$1,238,079
$1,284,299
2005
2006
2007
2008

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Optimizing its transportation network has also been a critical and important distribution achievement. Through detailed daily order analysis of its own and customer store networks, the Company has optimized delivery routing whereby a single truck transports products to both its corporate owned stores and its customers' stores in the most efficient route possible. The Company's hybrid retail and distribution business model makes this operational efficiency improvement possible. The result is lower shipping and transportation costs, and higher asset utilization rates.



TERRY FARIDA, *Chairman & President, Value Center Markets*

"Spartan Stores is the independent grocer's one stop shop wholesaler. From startup, to operations, to the lowest cost of goods, Spartan Stores is there to assist all of its customers every step of the way."

The Company's entire supply chain is now operating in a much more synchronized and sophisticated manner. Collectively, these improvements have transitioned Spartan's distribution business to a forward-looking operation. With this forward-looking capability, the Company can conduct complex business modeling and planning, demand forecasting, plan for potential service quality stress points, and understand more precisely the cost and economic profit implications of its business decisions. By better understanding the future cost, economic profit, and network optimization implications from new business or acquisitions, Spartan operates with an improved level of decision making insight and agility. Today, the Company is capable of swiftly integrating new business, while maintaining optimal operational efficiency.

The Company's distribution operation and growing service quality reputation provide Spartan with a distinct competitive advantage that will assist in achieving its long-term goal of sustainable, profitable growth.

RETAIL Business

Spartan's ongoing business success is the result of its consumer-centric strategy and unique hybrid business model.

The Company's hybrid business model supports the close functioning of its retail and distribution operation, optimizing the natural complements of each business segment. The model produces operational efficiencies, helps stimulate distribution product demand, and provides sharper market visibility and broader business growth options. In addition, the distribution and retail diversification provides added flexibility to pursue the best growth opportunities in each segment.

The shift to a consumer-centric business strategy five years ago has been the primary driver of Spartan's sustained business growth. Its consumer-centric approach places consumers and customers at the heart of its business decisions and guides the operations of its retail and distribution segments. The consumer perspective sharpens the organization's focus and helps the Company gain exceptional insight about consumer trends and preferences in its markets. Expertise in consumer market research and business analysis are core strengths that have forged its successful retail and distribution strategies. The in-depth research and analysis provides Spartan with excellent market visibility, which helps improve product demand forecasting and retail support services in its distribution operation.

Applying consumer-centric concepts and practices, Spartan's retail segment has achieved success despite intense market competition and a persistently challenging economic environment. The retail segment's consistent sales growth has been driven by solid organic growth at core supermarkets, growth through disciplined acquisitions, and the Company's expanded capital investment program. (Excluding fuel sales, comparable store sales have increased an average of 3.5 percent during the past eight quarters. Including fuel sales, comparable store sales increased an average of 5.0 percent.) In addition, the retail segment reported an operating profit for 16 consecutive quarters through the end of fiscal 2008. Success at the Company's retail operations raises interest from the Company's distribution customers, which in turn helps to stimulate sales at its distribution operation.

Since fiscal 2007, the Company acquired 16 D&W Food Center stores and 20 Felpausch Food Centers. Following the D&W acquisition, 10 of these stores were changed to D&W Fresh Market store banners and the remaining six were converted to Family Fare Supermarket banners. During the year, major remodels were completed at three of the D&W locations. The D&W stores broadened Spartan's segmentation strategy by providing a store format that is distinct from its other corporate owned stores. The sales growth trends at these stores are currently among the best of Spartan's retail store formats. In addition, the Company has identified additional market expansion opportunities for this niche store format.

The Felpausch Food Centers acquisition provides Spartan with the opportunity to serve many western and central Michigan communities. Spartan possesses keen insight about the Felpausch stores and markets they serve because Felpausch had been a loyal distribution customer for more than 50 years. These stores hold significant long-term performance potential and represent an important customer segment. The Company is working to unlock the potential of these stores by making physical store improvements, re-branding certain stores as Family Fare Supermarkets, launching new marketing, merchandising and promotion programs, and training employees. In addition, the Felpausch integration is benefiting by the knowledge gained during integration of the D&W acquisition. The insights and knowledge gained from operating the unique D&W Fresh Market store format will also be used to help improve the performance and market position of select Felpausch stores.

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D&W Fresh Market SUCCESS STORY

The D&W Fresh Market is the Company's premier retail banner, offering everyday grocery items, as well as products and services to meet the needs of customers who are passionate about food freshness and ingredients. The D&W stores have a strong focus on fresh, high quality products and exceptional service from its staff of friendly, knowledgeable employees. The larger meat, seafood, produce, bakery, delicatessen, and wine departments have become destination points for area consumers. The store meat departments offer extensive selections of quality beef and chicken products trimmed or cut to customer order, as well as natural and organic products and ready to cook marinated meats. Friendly employees stand ready to offer advice on perfect grilling or cooking techniques, wine and food pairing, specialty meat cuts, and preparing seafood. The expanded produce departments provide customers with a wide variety of fresh fruits, vegetables and herbs, and other specialty items from around the world. Store bakeries carry fresh, crusty breads and rolls, delicious fruit pies, and tasty specialty cakes, cookies and tortes. Certified wine stewards staff the extensive wine departments and keep them stocked with premium domestic wines and excellent wines from around the world. Each D&W store also features freshly brewed coffee and specialty drinks at Starbucks cafés. A new feature at one D&W store is the Culinary Classroom where customers can watch cooking demonstrations or participate in hands-on cooking classes taught by 16 different chefs throughout the year.


Fresh Market



BIRGIT KLOHS, President, The Right Place

"The unprecedented developments along Medical Mile in Grand Rapids are reshaping how we think of ourselves as a region. Spartan Stores understands that impact and is clearly dedicated to building on that momentum by providing an eastern anchor to this vital business district, and creating a high-quality amenity for the thousands of residents and professionals who live and work there. The Right Place applauds Spartan Stores and its commitment to Grand Rapids, and is delighted to assist the Company with this important urban redevelopment project."


Supermarkets
Fuel & Convenience Centers
Distribution Centers



SHAWN O'GRADY, President of Sales, General Mills

"We greatly value our relationship with Spartan. At General Mills, we know that Spartan shares in the mutual objective of providing a positive experience to every customer who shops in a Spartan store and purchases General Mills brands. Frequent communication and outstanding execution enable our combined teams to deliver business growth and, more importantly, remarkable consumer satisfaction."

Retail Store Count


75
73
87
84
2005
2006
2007
2008

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Spartan's capital investments have doubled since fiscal 2005 and include investments in store remodels, additional fuel centers, new store construction, operational enhancements, and technology upgrades. The Company's investments in warehouse voice-selection technology, slotting optimization tools, and transportation network optimization are improving the efficiency of its distribution operation. During fiscal 2008, the Company completed major remodel projects on five retail stores and opened one replacement store and six new fuel centers. Spartan plans to complete an additional seven store remodels, to build up to three "fill-in" or replacement stores, and five new fuel centers during fiscal 2009. These capital investments, along with expenditures for marketing, merchandising, promotions and employee training, will help attract new customers and strengthen consumer loyalty.

New store construction is also an important component of Spartan's capital program and retail growth strategy. During fiscal 2008, Spartan completed its first new store construction in more than five years. This 48,500 sq. ft. Family Fare store serves as a replacement for an older, smaller store and showcases many of Spartan's latest merchandising and promotional ideas. The store held a grand opening event in the third quarter of fiscal 2008 to showcase all of the Company's best store layout, retail concepts, and customer service ideas.



DAN BREEMAN, Vice President of Supermarket Sales, Coca-Cola Enterprises - Great Lakes Business Unit

"Partnering with Spartan is a strategic priority for Coca-Cola Enterprises. Spartan's holistic and consumer-centric approach to category management communicates a clear, value driven message to customers. Through collaborative planning, the sharing of best practices and strong strategic alignment, we enjoy a relationship with Spartan that is among the best in our business."

The Company's retail operations provide area consumers with shopping choices that are intended to better meet their needs by offering quality products, good values, closer locations, and fast, friendly service. Spartan's retail stores are developing into one of the best consumer offerings among conventional operators in its markets.

Spartan Stores continuously evaluates the performance and growth potential of its entire retail store base. During the year, the Company determined that its deep-discount food and drug Pharm stores were not strategically aligned with its core conventional supermarket stores. In addition, these stores were not meeting Spartan's performance criteria and were located in markets with limited growth potential. These stores no longer fit the Company's long-term strategic growth plans and were divested to allow management to concentrate efforts and resources on business opportunities with the best long-term growth potential.

OUR ASSOCIATES

Spartan Stores recognizes that the foundation of its success and an important competitive strength are its people. The Company has devoted significant resources to build an infrastructure that fosters employee engagement and ensures that they are well developed to compete in the grocery industry, and to support the Company's long-term success. Spartan's corporate culture has been noticeably transformed and is a driving force behind the successful performance. The Company strives to achieve an optimal balance between its fiscal and employer responsibilities, and is committed to equitable sharing of its success with employees.

A very important component of the transformation is the fundamental changes to employee programs. Spartan has made comprehensive changes to address employee needs at three fundamental levels: compensation and benefits, rewards and recognition, and continuous training and development.

These employee needs are supported by a sophisticated technology architecture that has improved employee information access, while providing a more complete understanding of benefit options, compensation structure, and career and development opportunities. Employees have a greater understanding of their performance relative to expectations, have greater visibility for career growth, and recognize a stronger linkage between performance and compensation. The technology gives Spartan the ability to better measure employee progress, identify leadership potential, proactively conduct succession planning, and integrate feedback mechanisms that measure employee satisfaction.

Employees of Spartan are offered a variety of benefit options and choices including a defined contribution pension plan, 401K plan, incentive bonuses, and economical healthcare plans. The compensation plans are designed to meaningfully reward exceptional performance and collaborative efforts, while ensuring that employees have a vested stake in the Company's success. Today, Spartan offers its employees broader and more suitable benefit choices, which are delivered and administered in a more efficient and effective manner.

Spartan has developed reward and recognition programs that are valued and embraced by its employees. Performance recognition luncheon ceremonies and debit cards are examples of rewards that tangibly demonstrate senior managements' understanding of the important contributions of every employee.

The corporate culture transformation includes critical leadership training programs. Spartan strongly believes in training and developing future leaders from within the organization. This past year, approximately 75 percent of the position promotions occurred from within the organization. Spartan Stores is committed to developing its next generation of leaders from within the Company, and to ensuring that employees are provided opportunities to move upward as the organization continues along its growth path.

Through these deliberate efforts to transform its corporate culture, Spartan has shown a renewed focus on its people and demonstrated its commitment to share its success with those who make it possible. Employee direct access and interaction with executive management along with the Company's excellent industry reputation has led to job energy and passion, and a consistently improving trend of employee engagement. The transformation has improved internal information transparency and communication, fostered employee pride, lowered turnover, and strengthened organizational loyalty.



KEN WEBB

Spartan Stores Distribution

"There have been a lot of positive changes in Spartan's distribution business, including clear standards for efficiency and incentives for productivity. These are the types of efforts that will help Spartan succeed into the future."



DEB NIEUWKOOP

D&W Fresh Markets

"I am proud to say I work for Spartan Stores because it is a diverse company that has strong leadership, profitability and growth, with many opportunities for personal growth and development."



DANIEL PREGO

Spartan Stores Finance

"I joined Spartan Stores six years ago at a time when layoffs and uncertainty were prevalent and have personally experienced the amazing turn-around. Spartan is now infused with a sense of can-do optimism for the challenges ahead."

OUR COMMUNITY Involvement

As a responsible, engaged corporate citizen, Spartan Stores steps up in our communities.

Spartan Stores strongly believes in the principles of responsible corporate citizenship and takes pride in how we return benefit back to the communities in which our associates live and work, and where we do business. Our commitment is demonstrated through the core values we embrace and the initiatives we support. Spartan continually seeks to impact, enhance, and expand our involvement through in-kind gifts, financial contributions and associate volunteerism. We step up and engage in efforts that concentrate on: Health and Wellness, Hunger Relief, Youth Development, Education and Literacy and Diversity. To assist the Company in achieving success in these efforts, in the last year we formed the Spartan Stores Foundation.

Spartan Stores YMCA

As part of Metro Health Village, a new YMCA will integrate medical services into a wellness-center environment. Made possible through a $3 million dollar lead pledge from the Spartan Stores Foundation, this facility will offer services for residents of Kent, Ottawa and Allegan counties. It is scheduled to open its doors in the fall of 2009 and it's anticipated that it will serve over 3,000 members in its first year of operation.

Habitat for Humanity

In February 2008, Habitat for Humanity of Michigan honored Spartan Stores with the 2007 Sponsor of the Year Award. This award was given in recognition of Spartan's statewide partnership with Habitat for Humanity in building affordable housing and providing financial backing.

Other Ways We Enrich Lives

Spartan Stores has a proud tradition of stepping up to help people affected by hunger. We donated 1.2 million pounds of food products last year to the Second Harvest Gleaners Food Bank. Through Food for Families, another 230 thousand pounds of non-perishable food items were contributed through Spartan retailers, customers and associates to ACCESS food pantries. Other organizations and programs supported by Spartan Stores include Special Olympics Michigan as a Statewide Partner and Sponsor of the State Summer Games, United Way, Spartan Stores Family Childbirth Center at Metro Health Hospital, Cash for Class and School Days education programs.



SOLD
Habitat



KEN BENSEN

President and CEO, Habitat for Humanity of Michigan

"It was our pleasure to award Spartan Stores 'Sponsor of the Year' because of all of the Company's efforts to contribute significant dollars and time to our organization. Spartan Stores' statewide campaign created awareness of the need for housing and also drew new volunteers! When asked, many Spartan employees jumped at the chance to help build Habitat homes in their communities. The partnership between Habitat for Humanity of Michigan and Spartan Stores is a dream come true."

Board of Directors



Craig C. Sturken
Chairman
& Chief Executive Officer



Dennis Eidson
President
& Chief Operating Officer



M. Shān Atkins
Managing Director
Chetrum Capital LLC
a private investment firm



Dr. Frank M. Gambino
Professor of Marketing and
Director of Food & Consumer
Packaged Goods
Marketing Program in the
Haworth College of Business at
Western Michigan University



Frederick J. Morganthall, II
President
Harris Teeter, Inc.
a subsidiary of Ruddick
Corporation, operating over 168
supermarkets in the southeastern
United States. Ruddick Corporation
is traded on NYSE.

Corporate Officers

Craig C. Sturken
Chairman
& Chief Executive Officer

Dennis Eidson
President
& Chief Operating Officer

David M. Staples
Executive Vice President
& Chief Financial Officer

Theodore C. Adornato
Executive Vice President
Retail Operations

Derek Jones
Executive Vice President
Supply Chain



Elizabeth A. Nickels

President of Herman Miller for Healthcare and Executive Vice President of Herman Miller, Inc. – a global and industry leading office furniture manufacturer. Traded on NASDAQ.



Timothy J. O'Donovan

Chairman
Wolverine World Wide, Inc. – a global footwear design, manufacturing, and marketing company. Traded on NYSE.



Kenneth T. Stevens

Former President & Chief Operating Officer & Board Member Tween Brands, Inc. – a leading specialty retailer for tween (ages 7 – 14) girls. Traded on NYSE.



James F. Wright

Chairman, President & Chief Executive Officer of Tractor Supply Company – a retail farm and ranch store chain in the U.S. with more than 750 retail locations. Traded on NASDAQ.

Alex J. DeYonker
Executive Vice President,
General Counsel and Secretary

David deS. Couch
Vice President
Information Technology

Thomas A. VanHall
Vice President
Finance

The following table provides selected historical consolidated financial information of Spartan Stores. The historical information was derived from our audited consolidated financial statements as of and for each of the five fiscal years ended March 27, 2004 through March 29, 2008. As noted elsewhere in this Annual Report, for all years presented, Consolidated Statements of Earnings information in this Annual Report has been adjusted for the reclassification of discontinued operations information, unless otherwise noted. See Note 4 to the consolidated financial statements for additional information on discontinued operations. Fiscal 2007 consisted of fifty-three weeks. All other years presented consisted of fifty-two weeks.

(In thousands, except per share data)

			Year Ended		
	March 29, 2008 (D)	March 31, 2007 (D)	March 25, 2006	March 26, 2005	March 27, 2004
Statements of Operations Data:					
Net sales	$ 2,476,822	$ 2,206,270	$ 1,872,854	$ 1,861,111	$ 1,861,864
Cost of sales	1,981,854	1,774,816	1,527,736	1,514,118	1,524,763
Gross margin	494,968	431,454	345,118	346,993	337,101
Selling, general and administrative expenses	433,346	378,324	310,013	311,535	322,357
Provision for asset impairments and exit costs (A)	-	4,464	985	-	715
Operating earnings	61,622	48,666	34,120	35,458	14,029
Interest expense	11,133	12,132	7,138	8,557	12,223
Debt extinguishment (B)	-	-	-	561	8,798
Other, net	(287)	(647)	(1,317)	(898)	(316)
Earnings (loss) before income taxes and discontinued operations	50,776	37,181	28,299	27,238	(6,676)
Income taxes	18,265	13,013	9,650	8,316	(2,336)
Earnings (loss) from continuing operations	32,511	24,168	18,649	18,922	(4,340)
Earnings (loss) from discontinued operations, net of taxes (C)	1,795	992	(477)	(96)	(2,358)
Net earnings (loss)	$ 34,306	$ 25,160	$ 18,172	$ 18,826	$ (6,698)
Basic weighted average shares outstanding	21,275	20,913	20,796	20,439	20,016
Diluted weighted average shares outstanding	21,668	21,408	21,174	20,743	20,016
Basic earnings (loss) from continuing operations per share	$ 1.53	$ 1.15	$ 0.89	$ 0.92	$ (0.22)
Diluted earnings (loss) from continuing operations per share	1.50	1.13	0.88	0.91	(0.22)
Basic earnings (loss) per share	1.61	1.20	0.87	0.92	(0.33)
Diluted earnings (loss) per share	1.58	1.18	0.86	0.91	(0.33)
Cash dividends declared per share	0.20	0.20	0.05	-	-
Balance Sheet Data:					
Total assets	$ 610,137	$ 487,499	$ 378,597	$ 384,457	$ 392,864
Property and equipment, net	183,185	143,213	115,178	108,879	108,437
Working capital	20,499	27,213	20,736	30,258	38,125
Long-term obligations	143,574	106,341	64,015	91,946	124,616
Shareholders' equity	206,646	172,741	145,417	125,410	105,667

(A) See Note 5 to Consolidated Financial Statements

(B) We recorded non-cash pre-tax charges of $0.6 million and $8.8 million during fiscal 2005 and fiscal 2004, respectively, for the write-off of unamortized financing fees as a result of refinancing activities.

(C) See Note 4 to Consolidated Financial Statements

(D) For information regarding the Felpausch and D&W acquisitions, refer to Note 2 to the Consolidated Financial Statements.

Executive Overview

Spartan Stores is a leading regional grocery distributor and grocery retailer, operating principally in Michigan and Indiana.

We currently operate two reportable business segments: Distribution and Retail. Our Distribution segment provides a full line of grocery, general merchandise, health and beauty care, frozen and perishable items to nearly 400 independently owned grocery stores and our 84 corporate owned stores. Our Retail segment operates 84 retail supermarkets in Michigan under the banners *Family Fare Supermarkets, Glen's Markets, D&W Fresh Markets,* and *Felpausch Food Centers* and 16 fuel centers/convenience stores under the banners *Family Fare Quick Stop, Glen's Quick Stop, D&W Fresh Markets Quick Stop* and *Felpausch Quick Stop* which are typically located adjacent to one of our supermarkets. Our retail supermarkets have a "neighborhood market" focus to distinguish them from supercenters and limited assortment stores.

Our sales and operating performance vary with seasonality. Our first and fourth quarters are typically our lowest sales quarters and therefore operating results are generally lower during these two quarters. Additionally, these two quarters can be affected by the timing of the Easter holiday, which results in a strong sales week. Many northern Michigan stores are dependent on tourism, and therefore, are most affected by seasons and weather patterns, including, but not limited to, the amount and timing of snowfall during the winter months and the range of temperature during the summer months. All quarters are 12 weeks, except for our third quarter, which is 16 weeks and includes the Thanksgiving and Christmas holidays. Fiscal 2007 contained 53 weeks; therefore, the fourth quarter of fiscal 2007 consisted of 13 weeks rather than 12 weeks.

On April 24, 2007, we reached an agreement to significantly expand our distribution supply relationship with Martin's Super Markets, an independent supermarket retailer with locations in southwest Michigan and north central Indiana. Our existing supply relationship expanded to include dry groceries, dairy and frozen products and our portfolio of corporate private label brands in addition to the existing health and beauty care products, general merchandise and pharmacy products. The expanded relationship includes all 20 locations of Martin's Super Markets. We expect annual distribution sales to increase by approximately $100 million after we have fully transitioned the customer, which occurred during September 2007. This relationship, our first major move to distribute to independent retailers outside the state of Michigan, significantly increases our distribution presence in Indiana and demonstrates a successful beginning to fulfill our stated business strategy of growing our distribution customer base to contiguous midwestern states.

On June 15, 2007, we acquired certain assets and assumed certain liabilities related to 20 retail grocery stores, two fuel centers and three convenience stores from G&R Felpausch Company and affiliated companies ("Felpausch"), a privately-held retail grocery operator serving south and central Michigan. The retail stores include the operations of nine in-store pharmacies. The transaction represents another step in the component of our business strategy focused on growing our business through opportunistic acquisitions of other grocery operators that are adjacent to or in markets where we operate today. The Felpausch stores serve many communities where we previously had no retail presence. They also provide a geographic fit with our current retail store footprint, while providing expansion into central Michigan.

The Felpausch transaction is expected to increase annual retail segment sales by approximately $200 million, but annual consolidated sales are expected to increase by approximately $100 million as Felpausch was an existing distribution customer. The Company expects to realize many operational synergies from the transaction, however, the gains are initially expected to be more than offset by transition expenditures of approximately $5.0 million to $6.0 million. These transitional expenses are for marketing and promotional activities associated with merchandising, product and branding initiatives, as well as initial employee training and other costs associated with integrating the acquired operations and are expected to be primarily incurred over the first 15 to 21 months of operation.

We also operated 14 deep-discount food and drug stores under the banner *The Pharm*. We have entered into agreements to sell certain assets of 13 of the 14 stores. We are in negotiations to sell certain assets of the one remaining store. Divesting these stores will allow us to concentrate efforts and resources on business opportunities with the best long-term growth potential and focus more on core distribution and conventional supermarket operations. *The Pharm* has been included in discontinued operations in the accompanying consolidated financial statements for all years presented.

Results of Operations

The following table sets forth items from our Consolidated Statements of Earnings as a percentage of net sales and the year-to-year percentage change in dollar amounts:

	Percentage of Net Sales			Percentage Change	
	March 29, 2008	March 31, 2007	March 25, 2006	2008/2007	2007/2006
Net sales	100.0	100.0	100.0	12.3	17.8
Gross margin	20.0	19.6	18.4	14.7	25.0
Selling, general and administrative expenses	17.5	17.2	16.5	14.5	22.0
Provision for asset impairments and exit costs	-	0.2	0.1	(100.0)	*
Operating earnings	2.5	2.2	1.8	26.6	42.6
Other income and expenses	0.5	0.5	0.3	(5.6)	97.3
Earnings before income taxes and discontinued operations	2.0	1.7	1.5	36.6	31.4
Income taxes	0.7	0.6	0.5	40.4	34.8
Earnings from continuing operations	1.3	1.1	1.0	34.5	29.6
Earnings (loss) from discontinued operations, net of taxes	0.1	0.0	(0.0)	80.9	*
Net earnings	1.4	1.1	1.0	36.4	38.5

* Percentage change is not meaningful

Results of Continuing Operations for the Fiscal Year Ended March 29, 2008 Compared to the Fiscal Year Ended March 31, 2007

Net Sales. Net sales increased $270.6 million, or 12.3%, from $2,206.3 million in fiscal 2007 to $2,476.8 million in fiscal 2008. The sales increase was primarily due to incremental sales from the Felpausch acquisition, new distribution customer business, higher fuel center sales, comparable store sales growth in our supermarkets, increased sales to existing distribution customers and incremental sales from the acquired PrairieStone pharmacies. The sales increase was partially offset by the absence of an extra week of sales included in the prior year fourth quarter, lost sales associated with the ending of two customer relationships during the prior year, and lost sales from two corporate-owned stores closed near the end of the first quarter of fiscal 2007.

Net sales in our Distribution segment, after intercompany eliminations, increased $46.2 million, or 3.7%, from $1,238.1 million to $1,284.3 million primarily due to addition of new distribution customers of $159.0 million and an increase in sales to existing customers of $19.5 million primarily as a result of a retail competitor exiting the eastern Michigan market, partially offset by the elimination of sales to Felpausch stores of $101.7 million (due to the acquisition), an extra week of sales in fiscal 2007 of $22.9 million and lost sales of $7.7 million as a result of terminated customer relationships in fiscal 2007. In April of 2007, we reached an agreement to significantly expand our supply relationship with Martin's Super Markets. As a result, we expect annual distribution sales to increase by approximately $100 million after we have fully transitioned the customer, which occurred during September 2007. Fiscal 2008 incremental sales to Martin's Super Markets were approximately $87.0 million.

Net sales in our Retail segment increased $224.3 million, or 23.2%, from $968.2 million to $1,192.5 million. The sales increase was primarily due to incremental sales from the recently acquired Felpausch retail stores of $160.4 million, increases in fuel center sales of $40.4 million, supermarket comparable sales growth of $31.5 million, and incremental sales resulting from the acquisition of the PrairieStone pharmacies of $11.5 million, partially offset by lost sales relating to the previously disclosed closing of two retail stores near the end of the prior year first quarter of $3.1 million and an extra week of sales included in the prior year of $16.4 million. Total retail comparable store sales increased 6.1 percent in fiscal 2008 due to our ongoing capital investment program, including store remodels, the opening of additional fuel centers and the PrairieStone Pharmacy acquisition. Excluding sales from fuel centers, the PrairieStone Pharmacy acquisition and the impact of the extra week of sales in the prior year, comparable store sales increased 3.4 percent. We define a retail store as comparable when it is in operation for 14 accounting periods (a period equals four weeks), and we include remodeled, expanded and relocated stores in comparable stores.

During the past three fiscal years, 12 competitor supercenters opened in markets where we operate corporate-owned stores. Two additional openings are expected in our owned store markets during fiscal 2009. The new competitor supercenter openings are expansions of existing discount stores or are in markets already served by a supercenter; therefore, we believe that our operating practices will allow us to sustain our growth.

Cost of Sales and Gross Margin. Gross margin represents net sales less cost of sales, which include purchase costs and promotional allowances. Vendor allowances that relate to our buying and merchandising activities consist primarily of promotional allowances, which are generally allowances on purchased quantities and, to a lesser extent, slotting allowances, which are billed to vendors for our merchandising costs, such as setting up warehouse infrastructure. Vendor allowances associated with product cost are recognized as a reduction in cost of sales when the product is sold. Lump sum payments received for multi-year contracts are amortized over the life of the contracts based on contractual terms.

Gross margin increased by $63.5 million, or 14.7%, from $431.5 million to $495.0 million. As a percent of net sales, gross margin increased from 19.6% to 20.0%. The gross margin rate improvement was primarily due to a larger concentration of higher margin retail sales as a percentage of consolidated sales and an improvement in distribution segment gross margin primarily due to the elimination of sales to our *Felpausch* stores, partially offset by an increase in LIFO expense of $2.3 million due to higher product costs, growth in lower margin fuel and pharmacy sales and additional promotional activity during grand re-openings of five remodeled stores and one replacement store which have resulted in increased sales and market share. We expect to continue to add supermarket fuel centers, which generate lower profit margins but allow us to increase sales in the adjacent supermarket, as well as offer the consumer a convenience alternative.

Selling, General and Administrative Expenses. Selling, general and administrative ("SG&A") expenses consist primarily of salaries and wages, employee benefits, warehousing costs, store occupancy costs, utilities, equipment rental, depreciation and other administrative costs.

SG&A expenses increased $55.0 million, or 14.5%, from $378.3 million to $433.3 million, and were 17.5% of net sales compared to 17.2% last year. The net increase in SG&A is due primarily to the following:

- Incremental operating costs associated with the acquired retail stores of $42.0 million, including approximately $0.6 million of training and other start-up related costs, and also including $1.3 million of costs for grand re-openings of five remodeled stores and one relocated store
- Increases in other compensation and benefits of $6.2 million due to increased sales volume and the absence of a $1.3 million insurance reserve adjustment recorded in the prior year
- Increased store labor of $2.9 million primarily due to increases in volume, including costs associated with grand re-openings of five remodeled stores and one replacement store
- The cost of operating additional fuel centers of $2.5 million
- Increased transportation fuel costs of $1.1 million
- Increased depreciation and amortization of $0.9 million

The increased SG&A expenses were partially offset by reduced operating costs due to the closure of two supermarkets near the end of the prior year first quarter of $1.1 million.

Interest Expense. Interest expense decreased $1.0 million, or 8.2%, from $12.1 million to $11.1 million, and was 0.4% of net sales compared to 0.5% last year. The decrease in interest expense is primarily due to the amendment of our existing revolving credit facility and the issuance of convertible senior notes, the proceeds of which were used to pay down amounts owed under our revolving credit facility, which has a higher interest rate. The effect of the lower rates was partially offset by an increase in outstanding debt due to the Felpausch acquisition. See the Liquidity and Capital Resources section for additional information on the issuance of convertible senior notes. Total average borrowings increased $36.0 million from $122.0 million in the prior year to $158.0 million.

In accordance with Emerging Issues Task Force ("EITF") Issue No. 87-24, "Allocation of Interest to Discontinued Operations," interest was allocated to discontinued operations based on the principal amount of debt that could be paid with the proceeds from the sale of such operations, and is allocated based on the ratio of net assets to be sold or discontinued to the sum of total net assets of the consolidated entity plus consolidated debt other than (a) debt of the discontinued operation that will be assumed by the buyer, (b) debt that is required to be paid as a result of the disposal transaction, and (c) debt that can be directly attributed to other operations. Interest expense of $0.2 million and $0.6 million was allocated to, and is included in, earnings from discontinued operations in the Consolidated Statements of Earnings for fiscal 2008 and fiscal 2007, respectively. Interest expense allocated to discontinued operations decreased in fiscal 2008 due to the decrease in consolidated interest expense and a decrease in the net assets ratio.

The weighted average interest rate, including financing fee amortization, decreased to 6.71% for fiscal 2008 from 9.73% for fiscal 2007.

Other, net. Other, net decreased $0.3 million, from $0.6 million to $0.3 million. Fiscal 2008 includes a gain on the disposal of businesses of $0.1 million. Fiscal 2007 includes a gain on the sale of land and a building facility not used in operations of $0.5 million.

Income Taxes. The effective tax rate is 36.0% and 35.0% for fiscal 2008 and fiscal 2007, respectively. The difference from the statutory rate in fiscal 2008 is primarily due to State of Michigan income taxes. On January 1, 2008 a new income tax for the State of Michigan became effective which replaced the Michigan Single Business Tax

("MSBT"). The MSBT was not considered an income tax and was included in SG&A expenses. MSBT expense, net of Federal income tax benefit, was $0.8 million and $0.7 million for fiscal 2008 and fiscal 2007, respectively. The new state income tax is expected to be a larger burden on our net earnings than the former MSBT.

Results of Continuing Operations for the Fiscal Year Ended March 31, 2007 Compared to the Fiscal Year Ended March 25, 2006

Net Sales. Net sales increased $333.4 million, or 17.8%, from $1,872.9 million in fiscal 2006 to $2,206.3 million in fiscal 2007. The sales increase was due primarily to incremental sales from the D&W acquisition, new distribution customer business, increased sales to existing distribution customers, an extra week in fiscal 2007 (a 53 week year), higher fuel center sales, incremental sales from the acquired PrairieStone pharmacies and comparable store sales growth in our supermarkets. The sales increase was partially offset by lost sales associated with the ending of two customer relationships in the third quarter and lost sales from two corporate-owned stores closed near the end of the first quarter.

Net sales in our Distribution segment, after intercompany eliminations, increased $82.2 million, or 7.1%, from $1,155.9 million to $1,238.1 million primarily due to new distribution customer business of $46.4 million, increased sales to existing customers of $24.8 million and additional sales from the extra week in fiscal 2007 totaling $22.9 million, partially offset by lost sales associated with the ending of relationships with two unprofitable customers totaling $11.9 million. Annual net sales to these two customers for fiscal 2006 totaled approximately $19 million, or less than two percent of annual distribution net sales.

Net sales in our Retail segment increased $251.2 million, or 35.0%, from $717.0 million to $968.2 million. The sales increase was due primarily to incremental sales from the acquired D&W retail stores of $200.5 million, higher fuel center sales of $26.2 million, additional sales from the extra week in fiscal 2007 totaling $19.4 million, incremental sales from the acquired PrairieStone pharmacies of $9.3 million, and comparable supermarket stores sales growth. Partially offsetting the sales increase were lost sales of $12.5 million from two stores closed near the end of the first quarter as part of our store base rationalization effort. Total retail comparable store sales increased 7.4 percent in fiscal 2007. Excluding sales from fuel centers and the extra week, comparable store sales increased 2.3 percent.

Cost of Sales and Gross Margin. Gross margin represents net sales less cost of sales, which include purchase costs and promotional allowances. Vendor allowances that relate to our buying and merchandising activities consist primarily of promotional allowances, which are generally allowances on purchased quantities and, to a lesser extent, slotting allowances, which are billed to vendors for our merchandising costs, such as setting up warehouse infrastructure. Vendor allowances associated with product cost are recognized as a reduction in cost of sales when the product is sold. Lump sum payments received for multi-year contracts are amortized over the life of the contracts based on contractual terms.

Gross margin increased by $86.3 million, or 25.0%, from $345.1 million to $431.5 million. As a percent of net sales, gross margin increased from 18.4% to 19.6%. The gross margin rate increase was primarily due to a higher concentration of higher-margin retail sales in fiscal 2007, partially offset by an increase in lower-margin pharmacy and fuel sales. We expect to continue to add supermarket fuel centers, which generate lower profit margins but allow us to increase sales in the adjacent supermarket, as well as, offer the consumer a convenience alternative.

Selling, General and Administrative Expenses. SG&A expenses consist primarily of salaries and wages, employee benefits, warehousing costs, store occupancy costs, utilities, equipment rental, depreciation and other administrative costs.

SG&A expenses increased $68.3 million, or 22.0%, from $310.0 million to $378.3 million, and were 17.2% of net sales in fiscal 2007 compared to 16.5% in fiscal 2006. The net increase in SG&A is due primarily to the following:

- Incremental expenses associated with the acquired stores of $56.4 million, including $1.1 million of training and other start-up related costs related to the D&W acquisition in the first quarter
- Increased compensation and benefits of $14.5 million, including increases driven by increased sales volume and inflation, incentive compensation, stock compensation and a union contract signing bonus
- Incremental expenses associated with the extra week in fiscal 2007 of $2.1 million
- The costs of operating additional fuel centers of $1.4 million
- Increased fuel costs of $0.7 million
- A contract termination fee received in the prior year of $0.6 million

The increased SG&A expenses were partially offset by a reduction in expenses due to the closure of two stores in the first quarter of fiscal 2007 totaling $3.4 million and a reduction in legal and professional fees associated with the conclusion of the review of strategic alternatives and a contract dispute resolution in fiscal 2006 of $1.4 million.

Provision for Asset Impairments and Exit Costs. In the first quarter of fiscal 2007, the Retail segment recognized charges of $4.5 million for asset impairment and lease and related ancillary costs related to the closure of two *Family Fare Supermarkets* stores and moving the central bakery operation into individual retail stores. The store base rationalization and associated charge was incurred due to the proximity of acquired stores to our existing store base. This limited reduction of our store network was based on an evaluation of stores that were best positioned to provide customers with the highest quality overall shopping experience. The central bakery decision was based on the desire to move the production of bakery products closer to the consumer, and the economics of the central bakery operation.

Asset impairments and exit costs were $1.0 million in fiscal 2006. In fiscal 2006, an asset impairment charge of $0.3 million was incurred related to banana ripening equipment that was replaced, an asset impairment charge of $0.2 million was incurred related to a store closure and the exit cost reserve was increased $0.5 million due to changes in real estate market conditions and resulting estimated sublease income.

Interest Expense. Interest expense increased $5.0 million, or 70.0%, from $7.1 million to $12.1 million, and was 0.5% of net sales in fiscal 2007 compared to 0.4% in fiscal 2006. Interest expense increased principally due to an increase in total average borrowings as a result of acquisitions and multiple rate increases. Total average borrowings increased $40.9 million from $81.1 million in the prior year to $122.0 million.

Interest expense of $0.6 million and $0.5 million was allocated to, and is included in, earnings (loss) on discontinued operations in the Consolidated Statements of Earnings for fiscal 2007 and fiscal 2006, respectively. Allocated interest expense increased in fiscal 2007 due to the increase in consolidated total average borrowings.

The weighted average interest rate, including financing fee amortization, increased to 9.73% for fiscal 2007 from 8.65% for fiscal 2006.

Other, net. Other, net decreased $0.7 million, from $1.3 million to $0.6 million. Fiscal 2007 includes a gain on the sale of land and a building facility not used in operations of $0.5 million. Fiscal 2006 included a gain on the sale of land not used in operations of $1.4 million.

Income Taxes. The effective tax rate was 35.0% and 34.1% for fiscal 2007 and fiscal 2006, respectively. The difference from the statutory rate in fiscal 2006 was due to tax credits of $0.3 million.

Discontinued Operations

Our former convenience distribution operations, insurance operations and certain of our retail, grocery distribution and real estate operations have been recorded as discontinued operations. Results of the discontinued operations are excluded from the accompanying notes to the condensed consolidated financial statements for all periods presented, unless otherwise noted.

During the second quarter of fiscal year 2008, Spartan Stores decided to close five *The Pharm* stores and one *Felpausch Xpressmart*. The decision to close the stores was based on a comprehensive evaluation of the stores' performance trends, long-term growth prospects, on-going capital requirements and lease expiration dates. As Spartan Stores will have no continuing interest in the operations of these stores, they have been classified as discontinued operations for all years presented. Prescription lists and pharmacy inventories were sold for $4.7 million, and asset impairment charges of $0.9 million were recognized. The stores were closed early in the third quarter of fiscal 2008.

During the fourth quarter of fiscal year 2008, we approved a plan to sell the remaining 14 *The Pharm* stores. In April 2008, we entered into agreements to sell certain assets of 13 of the 14 stores and we are in negotiations to sell certain assets of the one remaining store. Divesting these stores will allow us to concentrate efforts and resources on business opportunities with the best long-term growth potential and focus more on core distribution and conventional supermarket operations. As a result of the plan to dispose of these stores, the results of operations of these stores have been classified as discontinued operations in the consolidated financial statements. Proceeds from the transactions are expected to approximate $20 million. A minor gain on the disposal is currently anticipated dependent on the final negotiations of the one remaining store.

Critical Accounting Policies

This discussion and analysis of our financial condition and results of operations is based upon our consolidated financial statements. The preparation of these financial statements requires us to make estimates and assumptions that affect the reported amounts. On an ongoing basis, we evaluate our estimates, including those related to bad debts, inventories, intangible assets, assets held for sale, long-lived assets, income taxes, self-insurance reserves, exit costs, retirement benefits, stock-based compensation and contingencies and litigation. We base our estimates on historical experience and on various other assumptions and factors that we believe to be reasonable under the circumstances. Based on our ongoing review, we make adjustments we consider appropriate under the facts and circumstances. We have discussed the development, selection and disclosure of these policies with the Audit Committee.

We believe that the following represent the more critical estimates and assumptions used in the preparation of our consolidated financial statements.

Inventories. Inventories are valued at the lower of cost or market using the last-in, first-out ("LIFO") method. If replacement cost had been used, inventories would have been $45.4 million and $42.6 million higher at March 29, 2008 and March 31, 2007, respectively. We use the retail inventory method ("RIM") and replacement cost method to determine the cost of our inventory. Under the RIM method, inventory is stated at cost with cost of sales and gross margin calculated by applying a cost ratio to the retail value of inventories. The replacement cost method utilizes the most current unit purchase cost to calculate the value of inventories. We evaluate inventory shortages throughout the year based on actual physical counts in our facilities. We record allowances for inventory shortages based on the results of recent physical counts to provide for estimated shortages from the last physical count to the financial statement date.

Vendor Funds. We receive funds from many of the vendors whose products we buy for resale in our corporate-owned stores and to our independent retail customers. Given the highly promotional nature of the retail supermarket industry, vendor allowances are generally intended to defray the costs of promotion, advertising and selling the vendor's products. Vendor allowances that relate to our buying and merchandising activities consist primarily of promotional allowances, which are generally allowances on purchased quantities and, to a lesser extent, slotting allowances, which are billed to vendors for our merchandising costs such as setting up warehouse infrastructure. The proper recognition and timing of accounting for these items are significant to the reporting of the results of our operations. In accordance with EITF Issue No. 02-16, "Accounting by a Customer (Including a Reseller) for Certain Consideration Received from a Vendor," vendor allowances are recognized as a reduction in cost of sales when the related product is sold. Lump sum payments received for multi-year contracts are amortized over the life of the contracts based on contractual terms.

Goodwill. In accordance with Statement of Financial Accounting Standards ("SFAS") No. 142, "Goodwill and Other Intangible Assets," goodwill is reviewed for impairment on an annual basis. Fair value is determined based on the discounted cash flows and comparable market values of the segment. Determining market values using a discounted cash flow method requires that we make significant estimates and assumptions, including long-term projections of cash flows, market conditions and appropriate discount rates. Our judgments are based on historical experience, current market trends and other information. While we believe that the estimates and assumptions underlying the valuation methodology are reasonable, different assumptions could result in different outcomes. In estimating future cash flows, we rely on internally generated five-year forecasts for sales and operating profits, including capital expenditures and a 3% long-term assumed growth rate of cash flows for periods after the five-year forecast. We generally develop these forecasts based on recent sales data for existing operations and other factors. Based on our annual review during fiscal years 2008, 2007 and 2006, no goodwill impairment charge was required to be recorded. No goodwill impairment charge would be required even if the current estimate of future discounted cash flows was 10% lower.

Impairment of Long-Lived Assets Other Than Goodwill. Long-lived assets to be held and used are evaluated for impairment when events or circumstances indicate that the carrying amount of an asset may not be recoverable. When the undiscounted future cash flows are not sufficient to recover an asset's carrying amount, the fair value is compared to the carrying value to determine the impairment loss to be recorded. No material impairments for long-lived assets to be held and used were determined to exist for fiscal years 2008, 2007 and 2006.

Long-lived assets to be disposed of are reported at the lower of carrying amount or fair value, less costs to sell. Fair values are determined by independent appraisals, quotes or expected sales prices developed by internal real estate professionals. Estimates of expected sales prices are judgments based upon our experience, knowledge of market conditions and current offers received. Changes in market conditions, the economic environment and other factors can significantly impact these estimates. While we believe that the estimates and assumptions underlying the valuation methodology are reasonable, different assumptions could result in a different outcome.

Insurance Reserves. We are primarily self-insured for costs related to workers' compensation, health insurance and general liability claims. We record our self-insurance liabilities based on claims filed and estimates of claims incurred but not yet reported, discounted at a risk-free interest rate. Any projection of losses concerning workers' compensation, health care and general liability is subject to a considerable degree of variability. Among the causes of variability are unpredictable external factors affecting future inflation rates, discount rates, litigation trends, legal interpretations, benefit level changes and claim settlement patterns. Although our estimates of liabilities incurred do not anticipate significant changes in historical trends for these variables, such changes could have a material impact on future claim costs and currently recorded liabilities. We had reserves of $7.0 million and $8.1 million as of March 29, 2008 and March 31, 2007, respectively.

Exit Costs. We record exit costs for closed stores that are subject to long-term lease commitments based upon the future minimum lease payments and related ancillary costs from the date of closure to the end of the remaining lease term, net of estimated sublease rentals that could be reasonably expected to be obtained for the property. Future cash flows are based on contractual lease terms and knowledge of the market in which the closed store is located. These estimates are subject to multiple factors, including inflation, ability to sublease the property and other economic conditions. Internally developed estimates of sublease rentals are based upon the market in which the property is located, the results of previous efforts to sublease similar property and the current economic environment. Reserves may be adjusted in the future based upon the actual resolution of each of these factors. At March 29, 2008 exit costs of $36.1 million are recorded net of approximately $0.6 million of estimated sublease rentals. The following table provides the activity of exit costs for fiscal years 2008, 2007 and 2006:

(In thousands)	Lease and Ancillary Costs
Balance at March 27, 2005	$ 15,520
Provision for lease and related ancillary costs, net of estimated sublease recoveries	2,719
Provision for pension withdrawal liability	1,654
Payments, net of interest accretion	(4,576)
Balance at March 25, 2006	15,317
Exit costs assumed in acquisition of D&W (see Note 2 to the consolidated financial statements)	19,231
Exit costs assumed in Carter's acquisition (see Note 2 to the consolidated financial statements)	552
Provision for lease and related ancillary costs, net of estimated sublease recoveries	4,050
Payments, net of interest accretion	(6,447)
Balance at March 31, 2007	32,703
Exit costs assumed in Felpausch acquisition (see Note 2 to the consolidated financial statements)	11,305
Changes in estimates	(1,868)
Payments, net of interest accretion	(6,013)
Balance at March 29, 2008	$ 36,127

Pension. Accounting for defined benefit cash balance pension plans involves estimating the cost of benefits to be provided in the future, based on vested years of service, and attributing those costs over the time period each employee works. The significant factors affecting our pension costs are the fair value of plan assets and the selection of management's key assumptions, including the expected return on plan assets, rate of compensation increases and discount rate used by our actuary to calculate our liability. We consider current market conditions, including changes in interest rates and investment returns, in selecting these assumptions. Our discount rate is based on current investment yields on high quality fixed-income investments and projected cash flow obligations. The discount rate used to determine fiscal 2008 pension expense was 6.25%. Expected return on plan assets is based on historical experience of the plan's portfolio and the review of projected returns by asset class on broad, publicly traded equity and fixed-income indices, as well as target asset allocation. Our target allocation mix is designed to meet our long-term pension requirements. For fiscal 2008, our assumed rate of return was 8.50%. Over the ten-year period ended March 29, 2008, the average actual return was approximately 7.3%. We maintained our rate of increases in compensation at 4.00%. While we believe the assumptions selected are reasonable, significant differences in our actual experience, plan amendments or significant changes in the fair value of our plan assets may materially affect our pension obligations and our future expense. A one point increase or decrease in the discount rate would have decreased/increased fiscal 2008 pension expense by less than $0.1 million. A one point increase/decrease in the expected return on plan assets would have decreased/increased fiscal 2008 pension expense by $0.4 million.

In September 2006, the FASB issued SFAS No. 158, "Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans, an amendment of FASB Statements Nos. 87, 88, 106 and 132(R)" (SFAS 158). SFAS 158 required that we recognize the funded status of defined benefit postretirement plans as an asset or liability in the consolidated balance sheet and to recognize changes in funded status through comprehensive income as of March 31, 2007. SFAS 158 also requires that employers measure plan assets and obligations as of the date of their year-end financial statements beginning with our fiscal year ending March 28, 2009. We are currently evaluating the impact of changing the measurement date on the consolidated financial statements.

The funded (unfunded) status of our defined benefit plans was $0.1 million and ($2.5) million for 2008 and 2007, respectively. The increase in the funded balance during fiscal 2008 is a result of actual return on plan assets of 6.4% and Company contributions exceeding service and interest costs by $4.5 million, offset by an actuarial loss of $1.9 million. Plan assets increased by 12.2% primarily due to market gains on assets and company contributions of $7.8 million partially offset by benefit payments during the year of $5.1 million. Pension expense was $2.2 million and $2.0 million in fiscal 2008 and fiscal 2007, respectively.

Liquidity and Capital Resources

The following table summarizes our consolidated statements of cash flows for fiscal years 2008, 2007 and 2006:

(In thousands)

	March 29, 2008	March 31, 2007	March 25, 2006
Net cash provided by operating activities	$ 67,777	$ 58,594	$ 49,814
Net cash used in investing activities	(87,946)	(77,639)	(27,178)
Net cash provided by (used in) financing activities	21,940	20,370	(29,437)
Net cash provided by (used in) discontinued operations	6,033	3,083	(424)
Net increase (decrease) in cash and cash equivalents	7,804	4,408	(7,225)
Cash and cash equivalents at beginning of year	12,063	7,655	14,880
Cash and cash equivalents at end of year	$ 19,867	$ 12,063	$ 7,655

Net cash provided by operating activities increased during fiscal 2008 primarily due to an increase in net earnings and favorable changes in working capital, partially offset by a pension plan funding contribution. The increase during fiscal 2007 was primarily due to an increase in net earnings and favorable changes in working capital related to certain operating assets and the timing of benefit accruals.

During fiscal 2008, our Federal income tax net operating loss carryforward was fully utilized. As a result, we paid $2.1 million of Federal income taxes in fiscal 2008, compared to $0.6 million and $0.2 million in Alternative Minimum Tax in fiscal years 2007 and 2006, respectively.

Net cash used in investing activities increased in fiscal 2008 and fiscal 2007 due to acquisitions and increased capital expenditure activity. We paid a total cash purchase price of $49.1 million and $53.8 million for acquisitions in fiscal 2008 and fiscal 2007, respectively. Excluding the acquisitions, our Distribution and Retail segments utilized 21.0% and 79.0%, respectively, of our capital expenditure dollars for fiscal 2008. Expenditures were used for store replacements, remodels and refurbishments, new fuel centers and new equipment and software.

Under the terms of our senior secured revolving credit facility, should our available borrowings fall below certain levels, our capital expenditures would be restricted each fiscal year. Our current available borrowings are over $156 million above these limits as of March 29, 2008 and we do not expect to fall below these levels. We expect capital expenditures to range from $60 million to $65 million for fiscal 2009. Our planned capital expenditures for fiscal 2009 include new stores and store remodels, fuel centers, new equipment and software.

Net cash provided by (used in) financing activities includes cash paid and received related to our long-term borrowings, dividends paid and proceeds from the issuance of common stock. The increase in cash provided from financing activities in fiscal 2008 was due to proceeds from the issuance of $110 million of convertible senior notes that were used to reduce borrowings on the senior secured revolving credit facility, to pay related financing fees and to partially fund the Felpausch acquisition, partially offset by dividend payments of $4.4 million and other debt repayments. The increase in cash provided from financing activites in fiscal 2007 was due to borrowings on our revolving credit facility that were used to finance acquisitions and common stock proceeds, partially offset by dividend payments of $4.3 million and other debt repayments. Our current maturities of long-term debt and capital lease obligations at March 29, 2008 are $10.9 million. Our ability to borrow additional funds is governed by the terms of our credit facilities.

Net cash provided by (used in) discontinued operations contains the net cash flows of our discontinued operations and consists primarily of the payment of store exit cost reserves, insurance run-off claims and other liabilities and proceeds from the sale of assets. Included in fiscal 2008 and 2007 cash flows from discontinued operations are proceeds on the disposal of assets of $3.6 million and $3.1 million, respectively. We expect the cash provided by our discontinued operations will be approximately $2.0 million to $5.0 million in fiscal 2009 depending on the final closings of *The Pharm* disposition transactions.

Our principal sources of liquidity are cash flows generated from operations, proceeds from the issuance of convertible senior notes and our senior secured revolving credit facility. Interest on our convertible senior notes is payable on May 15 and November 15 of each year, beginning on November 15, 2007. The revolving credit facility matures December 2012, and is secured by substantially all of our assets. As of March 29, 2008, our revolving credit facility had no outstanding borrowings, available borrowings of $176.3 million and maximum availability of $186.3 million, which exceeds the minimum excess availability levels, as defined in the credit agreement.

Prior to amending our credit facility in the first quarter of fiscal 2008, we had a $225.0 million senior secured revolving credit facility maturing December 2010. The amended credit facility extended the maturity by two years, and, at our option, we may increase the maximum amount available under the credit facility up to $275.0 million through increased commitments from lenders. Additional borrowing would be subject to existing asset levels. On August 17, 2007, Spartan Stores entered into an agreement to increase the maximum credit available under its existing senior secured credit facility from $225.0 million to $255.0 million.

Available borrowings under the credit facility are based on stipulated advance rates on eligible assets, as defined in the credit agreement. The credit facility contains covenants that include a minimum fixed charge coverage ratio and maximum capital expenditures, as defined in the credit agreement. These covenants are not effective as long as we maintain minimum excess availability levels, as defined in the credit agreement. The credit facility provides for the issuance of letters of credit of which $4.3 million were outstanding and unused as of March 29, 2008. Borrowings under the revolving credit portion of the facility bear interest at the London InterBank Offered Rate ("LIBOR") plus 1.25%, adjusted based upon availability levels, or the prime rate (weighted average interest rate of 6.00% at March 29, 2008).

Our current ratio decreased slightly to 1.11:1.00 at March 29, 2008 from 1.17:1.00 at March 31, 2007 and our investment in working capital was $20.5 million at March 29, 2008 versus $27.2 million at March 31, 2007. Our debt to total capital ratio at March 29, 2008 was 0.43:1.00 versus 0.39:1.00 at March 31, 2007. The change in these ratios was primarily due to obligations assumed related to the Felpausch acquisition and the timing and mix of payables and other liabilities.

Our total capital structure includes borrowings under our credit facility, convertible senior notes, various other debt instruments, leases and shareholders' equity. Historically, we have financed our capital needs through a combination of internal and external sources. Management believes that cash generated from operating activities and available borrowings under the credit facility will be sufficient to meet anticipated requirements for working capital, capital expenditures, dividend payments, and debt service obligations for the foreseeable future. However, there can be no assurance that our business will continue to generate cash flow at or above current levels or that we will maintain our ability to borrow under our credit facility.

The table below presents our significant contractual obligations as of March 29, 2008[(1)]:

(In thousands)	Payment Due by Period				
	Total	Less than 1 Year	1-3 Years	3-5 Years	More than 5 Years
Long-term debt	$ 118,633	$ 7,854	$ 405	$ 114	$110,260
Estimated interest on long-term debt (2)	72,855	4,004	7,489	7,469	53,893
Capital leases (3)	35,815	3,020	6,272	6,503	20,020
Interest on capital leases	19,866	2,977	5,218	4,148	7,523
Operating leases (3)	144,941	28,925	47,898	29,921	38,197
Lease and ancillary costs of closed stores, including imputed interest	40,716	9,460	15,732	8,101	7,423
Purchase obligations (merchandise) (4)	922,130	213,691	416,097	280,600	11,742
FIN 48 unrecognized tax liability	618	592	20	6	-
Self-insurance liability	6,979	4,808	1,522	516	133
Total	$1,362,553	$ 275,331	$500,653	$337,378	$249,191

(1) Excludes funding of pension and other postretirement benefit obligations, which totaled approximately $8.5 million in fiscal 2008. No payments are required to be made in fiscal 2009 to meet minimum funding requirements. However, Spartan Stores currently expects to contribute approximately $1.5 million to its defined benefit pension plan in fiscal 2009. Also excludes contributions under various multi-employer pension plans, which totaled $7.1 million in fiscal 2008. For additional information, refer to Note 9 to the consolidated financial statements.

(2) The interest on long-term debt for periods subsequent to fiscal 2013 reflects our convertible subordinated debt accreted interest for fiscal 2014 through 2028, should the convertible debt remain outstanding until maturity. Interest payments assume debt is held to maturity.

(3) Operating and capital lease obligations do not include common area maintenance, insurance or tax payments for which the Company is also obligated. In fiscal 2008, these charges totaled approximately $9.1 million.

(4) The majority of our purchases involve supply orders to purchase products for resale in the ordinary course of business. These contracts are typically cancelable and therefore no amounts have been included in the table above. Also excluded are contracts that do not contain minimum annual purchase commitments but include other standard contractual considerations that must be fulfilled in order to earn $4.6 million in advanced contract monies that has been received where recognition has been

deferred on the Consolidated Balance Sheet. The purchase obligations shown in this table represent the amount of product we are contractually obligated to purchase to earn $7.3 million in advanced contract monies that are receivable under the contracts. At March 29, 2008, $3.2 million in advanced contract monies has been received under these contracts where recognition has been deferred on the Consolidated Balance Sheet. If we do not fulfill these purchase obligations, we would only be obligated to repay the unearned upfront contract monies.

Cash Dividends

We paid a quarterly cash dividend of $0.05 per common share in the fiscal 2006 fourth quarter and in each quarter of fiscal 2007 and fiscal 2008. Under our senior revolving credit facility, we are generally permitted to pay dividends in any fiscal year up to an amount such that all cash dividends together with any cash distributions or share repurchases, do not exceed $15.0 million. Although we currently expect to continue to pay a quarterly cash dividend, adoption of a dividend policy does not commit the board of directors to declare future dividends. Each future dividend will be considered and declared by the board of directors in its discretion. Whether the board of directors continues to declare dividends depends on a number of factors, including our future financial condition and profitability and compliance with the terms of our credit facilities.

Indebtedness and Liabilities of Subsidiaries

On May 30, 2007, the Company sold $110 million aggregate principal amount of 3.375% Convertible Senior Notes due 2027 (the "Notes") in an offering exempt from registration under the Securities Act of 1933. In connection with the closing of the sale of the notes, we entered into a registration rights agreement with the initial purchasers of the notes, pursuant to which we filed with the Securities and Exchange Commission (SEC) a shelf registration statement covering resale by security holders of the notes and the shares of our common stock issuable upon conversion of the notes. The registration statement was declared effective by the SEC on September 27, 2007.

The Notes are general unsecured obligations and rank equally in right of payment with all of the Company's other existing and future obligations that are unsecured and unsubordinated.

Because the Notes are unsecured, they are structurally subordinated to our subsidiaries' existing and future indebtedness and other liabilities and any preferred equity issued by our subsidiaries. We rely in part on distributions and advances from our subsidiaries in order to meet our payment obligations under the notes and our other obligations. The Notes are not guaranteed by our subsidiaries. Many of our subsidiaries serve as guarantors with respect to our existing credit facility. Creditors of each of our subsidiaries, including trade creditors, and preferred equity holders, generally have priority with respect to the assets and earnings of the subsidiary over the claims of our creditors, including holders of the Notes. The Notes, therefore, are effectively subordinated to the claims of creditors, including trade creditors, judgment creditors and preferred equity holders of our subsidiaries. In addition, our rights and the rights of our creditors, including the holders of the notes, to participate in the assets of a subsidiary during its liquidation or reorganization are effectively subordinated to all existing and future liabilities and preferred equity of that subsidiary. The Notes are effectively subordinated to our existing and future secured indebtedness to the extent of the assets securing such indebtedness and to existing and future indebtedness and other liabilities of our subsidiaries (including subsidiary guarantees of our senior credit facility).

The following table shows the indebtedness and other liabilities of our subsidiaries as of March 29, 2008:

Spartan Stores Subsidiaries Only
(In thousands)

	March 29, 2008
Current Liabilities	
Accounts payable	$ 112,475
Accrued payroll and benefits	33,139
Other accrued expenses	22,276
Current portion of exit costs	9,280
Current maturities of long-term debt and capital lease obligations	10,874
Total current liabilities	188,044
Long-term Liabilities	
Postretirement benefits	7,481
Other long-term liabilities	15,202
Exit costs	26,847
Long-term debt and capital lease obligations	33,568
Total long-term liabilities	83,098
Total Subsidiary Liabilities	271,142
Operating Leases	139,077
Total Subsidiary Liabilities and Operating Leases	$ 410,219

Ratio of Earnings to Fixed Charges

Our ratio of earnings to fixed charges was 3.38:1.00 and 2.76:1.00 for fiscal 2008 and fiscal 2007, respectively. For purposes of calculating the ratio of earnings to fixed charges, earnings consist of pretax capitalized interest). Fixed charges consist of interest costs, whether expensed or capitalized, the interest component of rental expense and amortization of debt issue costs, whether expensed or capitalized.

Off-Balance Sheet Arrangements

We had letters of credit of $4.3 million outstanding and unused at March 29, 2008. The letters of credit are maintained primarily to support payment or deposit obligations. We pay a commission of approximately 2% on the face amount of the letters of credit.

New Accounting Standards

In June 2006, the Financial Accounting Standards Board (FASB) issued Interpretation No. 48, "Accounting for Uncertainty in Income Taxes – an interpretation of FASB Statement No. 109" (FIN 48). FIN 48 clarifies the accounting for uncertainty in income taxes recognized in an entity's financial statements in accordance with SFAS No. 109, "Accounting for Income Taxes", and prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. Further, FIN 48 provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure, and transition. The provisions of FIN 48 are to be applied prospectively. FIN 48 became effective at the beginning of our fiscal year 2008, and the adoption of FIN 48 increased retained earnings by approximately $1.0 million as of the beginning of fiscal year 2008. The adoption of FIN 48 and its effects are more fully described in Note 10 to the consolidated financial statements.

In June 2006, the FASB ratified the consensus reached on Emerging Issues Task Force (EITF) Issue No. 06-03, "How Sales Taxes Collected from Customers and Remitted to Governmental Authorities Should Be Presented in the Income Statement (That is, Gross Versus Net Presentation)" (EITF 06-03). The EITF reached a consensus that the presentation of taxes on either a gross or net basis is an accounting policy decision that requires disclosure. EITF 06-03 was effective at the beginning of our fiscal 2008 first quarter. An entity is not required to reevaluate its existing policies related to taxes assessed by a governmental authority as a result of this consensus. Amounts collected from members, which under common trade practices are referred to as sales taxes, are and have been recorded on a net basis. We have no intention of modifying this accounting policy; therefore, the adoption of EITF 06-03 did not have any effect on our financial position or results of operations.

In September 2006, the FASB issued SFAS No. 157, "Fair Value Measurements" (SFAS 157). SFAS 157 defines fair value, establishes a framework for measuring fair value under generally accepted accounting principles, and expands disclosures about fair value measurements. This statement does not require any new fair value measurements, but applies under other accounting pronouncements that require or permit fair value measurements. SFAS 157 will become effective at the beginning of our fiscal year 2009, except as provided in FASB Staff Position (FSP) No. FAS 157-2. The provisions of the Statement are to be applied prospectively, except for limited retrospective application permitted for certain items. We are currently evaluating the impact, if any, that SFAS 157 will have on the consolidated financial statements. In February 2007, the FASB issued FSP No. FAS 157-2, "Effective Date of FASB Statement No. 157", which delays the effective date of SFAS 157 for nonfinancial assets and nonfinancial liabilities, except for items that are recognized or disclosed at fair value in the financial statements on a recurring basis (at least annually).

In September 2006, the FASB issued SFAS No. 158, "Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans, an amendment of FASB Statements Nos. 87, 88, 106 and 132(R)" (SFAS 158). SFAS 158 required that we recognize the funded status of defined benefit postretirement plans as an asset or liability in the consolidated balance sheet and to recognize changes in funded status through comprehensive income as of March 31, 2007. Effective March 31, 2007, we adopted these provisions of SFAS No. 158. The impact of adopting SFAS No. 158 on our financial condition at March 31, 2007 has been included in the accompanying consolidated financial statements. Adoption of SFAS No. 158 resulted in an increase of $0.3 million to Shareholders' Equity. SFAS 158 also requires that employers measure plan assets and obligations as of the date of their year-end financial statements beginning with our fiscal year ending March 28, 2009. We are currently evaluating the impact of changing the measurement date on the consolidated financial statements.

In February 2007, the FASB issued SFAS No. 159, "The Fair Value Option for Financial Assets and Financial Liabilities – Including an amendment of FASB No. 115" (SFAS 159). Under SFAS 159, entities may irrevocably elect to measure many financial instruments and certain other items at fair value on an instrument-by-instrument basis, with changes in fair value recognized in earnings each reporting period. SFAS 159 is effective for fiscal years beginning after November 15, 2007. We do not expect to elect the optional provisions of SFAS 159, as allowed.

In December 2007, the FASB issued SFAS No. 141 (Revised 2007), "Business Combinations" (SFAS 141R), which replaces SFAS No. 141. SFAS 141R establishes principles and requirements for the reporting entity in a business combination, including recognition and measurement in the financial statements of the identifiable assets acquired, the liabilities assumed, and any noncontrolling interest in the acquiree. The statement also establishes disclosure requirements to enable financial statement users to evaluate the nature and financial effects of the business combination. SFAS 141R will become effective at the beginning of our fiscal year 2010, and must be applied prospectively to business combinations for which the acquisition date is on or after the beginning of fiscal year 2010. We are currently evaluating the impact that SFAS 141R will have on our future consolidated financial statements.

In May 2008, the FASB issued FSP No. APB 14-1, "Accounting for Convertible Debt Instruments That May Be Settled in Cash upon Conversion (Including Partial Cash Settlement)," that changes the accounting treatment for convertible debt instruments that allow for either mandatory or optional cash settlement. FSP No. APB 14-1 will require us to recognize non-cash interest expense on our $110 million convertible senior notes based on the market rate for similar debt instruments without the conversion feature. FSP No. ABP 14-1 will be effective at the beginning of fiscal year 2010 and must be applied on a retrospective basis. We are currently evaluating the impact that this standard will have on our consolidated financial statements.

Quantitative and Qualitative Disclosure About Market Risk

We are exposed to industry related price changes on several commodities, such as dairy, meat and produce that we buy and sell in both our Distribution and Retail segments. These products are purchased for and sold from inventory in the ordinary course of business. We are also exposed to other general commodity price changes such as utilities, insurance and fuel costs.

We are currently exposed to interest rate risk on our outstanding debt. The senior secured revolving credit facility currently bears interest at the LIBOR plus 1.25% or the prime rate (weighted average interest rate of 6.00% at March 29, 2008) on the revolving credit portion of the facility. An additional $0.4 million of our long-term debt is subject to fluctuations in the prime rate. The weighted average interest rates including loan fee amortization for fiscal years 2008, 2007 and 2006 were 6.71%, 9.73% and 8.65%, respectively. We do not use financial instruments or derivatives for any trading or other speculative purposes.

The estimated fair value of our long-term debt, including current maturities, was lower than book value by approximately $23.5 million at March 29, 2008. The estimated fair value of our long-term debt, including current maturities, was higher than book value by approximately $0.2 million at March 31, 2007. The estimated fair values were based on market quotes for similar instruments.

The following table sets forth the principal cash flows of our debt outstanding and related weighted average interest rates by year of maturity as of March 29, 2008:

(In thousands, except rates)

	March 29, 2008	
	Fair Value	Total
Fixed rate debt		
Principal payable	$ 130,528	$154,011
Average interest rate		4.77%
Variable rate debt		
Principal payable	$ 437	$ 437
Average interest rate		6.00%

	Aggregate Payments by Fiscal Year					
	2009	2010	2011	2012	2013	Thereafter
Fixed rate debt						
Principal payable	$ 10,776	$ 3,133	$ 3,205	$ 3,409	$ 3,208	$130,280
Average interest rate	4.70%	4.58%	4.49%	4.40%	4.29%	4.13%
Variable rate debt						
Principal payable	$ 98	$ 339				
Average interest rate	6.00%	6.00%				

Forward-Looking Statements

The matters discussed in this Annual Report include forward-looking statements about the plans, strategies, objectives, goals or expectations of Spartan Stores, Inc. (together with its subsidiaries, "Spartan Stores"). These forward-looking statements are identifiable by words or phrases indicating that Spartan Stores or management "expects," "anticipates," "plans," "believes," "estimates," "intends," is "optimistic" or "confident" that a particular occurrence or event "will," "may," "could," "should" or "will likely" result or occur or "continue" in the future, that the "outlook" or "trend" is toward a particular result or occurrence, that a development is a "priority", "opportunity", or "strategy" or similarly stated expectations. Accounting estimates, such as those described under the heading "Critical Accounting Policies", are inherently forward-looking. Our asset impairment and exit cost provisions are estimates and actual costs may be more or less than these estimates and differences may be material. You should not place undue reliance on these forward-looking statements, which speak only as of the date of this Annual Report.

In addition to other risks and uncertainties described in connection with the forward-looking statements contained in this Annual Report and other periodic reports filed with the Securities and Exchange Commission, there are many important factors that could cause actual results to differ materially. Our ability to maintain and strengthen our retail-store performance; assimilate acquired stores; maintain or grow sales; respond successfully to competitors; maintain or increase gross margin; anticipate and successfully respond to openings of competitors; maintain and improve customer and supplier relationships; realize expected benefits of new relationships; realize growth opportunities; expand our customer base; reduce operating costs; sell on favorable terms assets classified as held for sale; generate cash; continue to meet the terms of our debt covenants; continue to pay dividends, and implement the other programs, plans, priorities, strategies, objectives, goals or expectations described in this Annual Report, our other reports, our press releases and our public comments will be affected by changes in economic conditions generally or in the markets and geographic areas that we serve, adverse effects of the changing food and distribution industries and other factors.

Investors are encouraged to read the more complete discussion of "Risk Factors" in Item 1A of our Annual Report on Form 10-K. This discussion is intended to provide more meaningful cautionary statements for purposes of the safe harbor provision of the Private Securities Litigation Reform Act of 1995. This discussion is not a complete list of all of the factors that could adversely affect our expected consolidated financial position, results of operations or liquidity. We cannot assure you that the forward-looking statements in this Annual Report will prove to be accurate. If our forward-looking statements prove to be inaccurate, the inaccuracy may be material. In light of the significant uncertainties in these forward-looking statements, you should not rely on these statements as representations or assurances that we will achieve our objectives and plans in any specified time frame, or at all. These forward-looking statements speak only as of the date of this Annual Report. We undertake no obligation to update or revise our forward-looking statements to reflect developments that occur or information that we obtain after the date of this Annual Report.

Spartan Stores, Inc. and Subsidiaries

(In thousands)

Assets

	March 29, 2008	March 31, 2007
Current assets		
Cash and cash equivalents	$ 19,867	$ 12,063
Accounts receivable, net	59,885	45,347
Inventories, net	113,078	106,854
Prepaid expenses and other current assets	9,252	7,122
Deferred taxes on income	7,792	10,214
Property and equipment held for sale	2,404	3,595
Total current assets	212,278	185,195
Other assets		
Goodwill	186,531	142,888
Other, net	28,143	16,203
Total other assets	214,674	159,091
Property and equipment		
Land and improvements	12,393	12,677
Buildings and improvements	169,761	140,092
Equipment	266,424	239,884
Total property and equipment	448,578	392,653
Less accumulated depreciation and amortization	265,393	249,440
Property and equipment, net	183,185	143,213
Total assets	$ 610,137	$ 487,499

Liabilities and Shareholders' Equity

	March 29, 2008	March 31, 2007
Current liabilities		
Accounts payable	$ 112,899	$ 93,729
Accrued payroll and benefits	35,723	33,367
Other accrued expenses	23,003	19,503
Current portion of exit costs	9,280	8,889
Current maturities of long-term debt and capital lease obligations	10,874	2,494
Total current liabilities	191,779	157,982
Long-term liabilities		
Deferred income taxes	17,730	5,623
Postretirement benefits	8,127	9,208
Other long-term liabilities	15,434	11,790
Exit costs	26,847	23,814
Long-term debt and capital lease obligations	143,574	106,341
Total long-term liabilities	211,712	156,776
Commitments and contingencies (Note 7)		
Shareholders'.equity		
Common stock, voting, no par value; 50,000 shares authorized; 21,909 and 21,658 shares outstanding	130,718	126,447
Preferred stock, no par value, 10,000 shares authorized; no shares outstanding	-	-
Accumulated other comprehensive (loss) income	(1,142)	126
Retained earnings	77,070	46,168
Total shareholders' equity	206,646	172,741
Total liabilities and shareholders' equity	$ 610,137	$ 487,499

See notes to consolidated financial statements.

Spartan Stores, Inc. and Subsidiaries
(In thousands, except per share data)

	Year Ended		
	March 29, 2008	March 31, 2007	March 25, 2006
Net sales	$ 2,476,822	$ 2,206,270	$ 1,872,854
Cost of sales	1,981,854	1,774,816	1,527,736
Gross margin	494,968	431,454	345,118
Operating expenses			
Selling, general and administrative	433,346	378,324	310,013
Provision for asset impairments and exit costs	-	4,464	985
Total operating expenses	433,346	382,788	310,998
Operating earnings	61,622	48,666	34,120
Other income and expenses			
Interest expense	11,133	12,132	7,138
Other, net	(287)	(647)	(1,317)
Total other income and expenses	10,846	11,485	5,821
Earnings before income taxes and discontinued operations	50,776	37,181	28,299
Income taxes	18,265	13,013	9,650
Earnings from continuing operations	32,511	24,168	18,649
Earnings (loss) from discontinued operations, net of taxes	1,795	992	(477)
Net earnings	$ 34,306	$ 25,160	$ 18,172
Basic earnings per share:			
Earnings from continuing operations	$ 1.53	$ 1.15	$ 0.89
Earnings (loss) from discontinued operations	0.08	0.05	(0.02)
Net earnings	$ 1.61	$ 1.20	$ 0.87
Diluted earnings per share:			
Earnings from continuing operations	$ 1.50	$ 1.13	$ 0.88
Earnings (loss) from discontinued operations	0.08	0.05	(0.02)
Net earnings	$ 1.58	$ 1.18	$ 0.86
Weighted average shares outstanding:			
Basic	21,275	20,913	20,796
Diluted	21,668	21,408	21,174

See notes to consolidated financial statements.

Spartan Stores, Inc. and Subsidiaries
(In thousands)

	Shares Outstanding	Common Stock	Deferred Stock-Based Compensation	Accumulated Other Comprehensive Income (Loss)	Retained Earnings	Total
Balance - March 27, 2005	20,524	$ 118,144	$ (719)	$ (203)	$ 8,188	$ 125,410
Comprehensive income, net of tax:						
Net earnings	-	-	-	-	18,172	18,172
Minimum pension liability adjustment, net of taxes of $39	-	-	-	(73)	-	(73)
Total comprehensive income	-	-	-	-	-	18,099
Dividends - $.05 per share	-	-	-	-	(1,050)	(1,050)
Issuances of common stock and related tax benefit on stock option exercises	294	1,703	-	-	-	1,703
Issuances of restricted stock and related income tax benefits	252	3,616	(3,121)	-	-	495
Cancellations of restricted stock	(47)	(207)	126	-	-	(81)
Amortization of restricted stock	-	-	841	-	-	841
Balance – March 25, 2006	21,023	123,256	(2,873)	(276)	25,310	145,417
Reclassification of deferred stock-based compensation upon adoption of SFAS 123(R)	-	(2,873)	2,873	-	-	-
Comprehensive income, net of tax:						
Net earnings	-	-	-	-	25,160	25,160
Minimum pension liability adjustment, net of taxes of $78	-	-	-	89	-	89
Total comprehensive income	-	-	-	-	-	25,249
Adjustment to initially apply SFAS No. 158, net of taxes of $169	-	-	-	313	-	313
Dividends - $.20 per share	-	-	-	-	(4,302)	(4,302)
Stock-based employee compensation	-	1,918	-	-	-	1,918
Issuances of common stock and related tax benefit on stock option exercises	430	4,110	-	-	-	4,110
Issuances of restricted stock and related income tax benefits	268	415	-	-	-	415
Cancellations of restricted stock	(63)	(379)	-	-	-	(379)
Balance – March 31, 2007	21,658	126,447	-	126	46,168	172,741
Adjustment to initially apply FIN 48	-	-	-	-	967	967
Comprehensive income, net of tax:						
Net earnings	-	-	-	-	34,306	34,306
Pension liability adjustment, net of taxes of $770	-	-	-	(1,268)	-	(1,268)
Total comprehensive income	-	-	-	-	-	33,038
Dividends - $.20 per share	-	-	-	-	(4,371)	(4,371)
Stock-based employee compensation	-	3,018	-	-	-	3,018
Issuances of common stock and related tax benefit on stock option exercises	118	1,573	-	-	-	1,573
Issuances of restricted stock and related income tax benefits	178	783	-	-	-	783
Cancellations of restricted stock	(45)	(1,103)	-	-	-	(1,103)
Balance – March 29, 2008	21,909	$ 130,718	$ -	$ (1,142)	$ 77,070	$ 206,646

See notes to consolidated financial statements.

Spartan Stores, Inc. and Subsidiaries

(In thousands)

	Year Ended March 29, 2008	March 31, 2007	March 25, 2006
Cash flows from operating activities			
Net earnings	$ 34,306	$ 25,160	$ 18,172
(Earnings) loss from discontinued operations	(1,795)	(992)	477
Earnings from continuing operations	32,511	24,168	18,649
Adjustments to reconcile net earnings to net cash provided by operating activities:			
Provision for asset impairments and exit costs	-	4,464	985
Depreciation and amortization	24,421	21,166	20,125
Postretirement benefits expense	2,195	2,260	2,458
Deferred taxes on income	18,227	12,774	9,677
Stock-based compensation expense	3,013	1,906	760
(Gain) loss on disposal of assets	15	(257)	(1,147)
Change in operating assets and liabilities:			
Accounts receivable	(16,866)	(1,510)	(1,674)
Inventories	(117)	(5,479)	(826)
Prepaid expenses and other assets	(4,376)	(571)	669
Accounts payable	13,917	(305)	5,400
Accrued payroll and benefits	1,603	5,115	(588)
Postretirement benefits payments	(7,339)	(3,695)	(3,246)
Other accrued expenses and other liabilities	573	(1,442)	(1,428)
Net cash provided by operating activities	67,777	58,594	49,814
Cash flows from investing activities			
Purchases of property and equipment	(40,076)	(26,734)	(28,657)
Net proceeds from the sale of assets	58	2,573	2,360
Acquisitions, net of cash acquired	(49,145)	(53,773)	-
Proceeds from business divestitures	1,266	-	-
Other	(49)	295	(881)
Net cash used in investing activities	(87,946)	(77,639)	(27,178)
Cash flows from financing activities			
Net (payments) proceeds from revolving credit facility	(76,819)	23,884	(26,498)
Proceeds from long-term borrowings	110,000	-	-
Repayment of long-term debt	(3,830)	(2,330)	(2,324)
Financing fees paid	(3,775)	(90)	(447)
Proceeds from sale of common stock	735	3,208	882
Dividends paid	(4,371)	(4,302)	(1,050)
Net cash provided by (used in) financing activities	21,940	20,370	(29,437)
Cash flows from discontinued operations			
Net cash provided by operating activities	3,287	1,576	529
Net cash provided by (used in) investing activities	2,746	1,507	(444)
Net cash used in financing activities	-	-	(509)
Net cash provided by (used in) discontinued operations	6,033	3,083	(424)
Net increase (decrease) in cash and cash equivalents	7,804	4,408	(7,225)
Cash and cash equivalents at beginning of year	12,063	7,655	14,880
Cash and cash equivalents at end of year	$ 19,867	$ 12,063	$ 7,655
Supplemental Cash Flow Information:			
Cash paid for interest	$ 9,765	$ 12,259	$ 7,740
Cash paid for income taxes	$ 2,100	$ 595	$ 215

See notes to consolidated financial statements.

NOTE 1

Summary of Significant Accounting Policies and Basis of Presentation

Principles of Consolidation: The consolidated financial statements include the accounts of Spartan Stores, Inc. and its subsidiaries ("Spartan Stores"). All significant intercompany accounts and transactions have been eliminated.

Use of Estimates: The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect amounts reported therein. Due to the inherent uncertainty involved in making estimates, actual results reported in future periods might differ from those estimates.

Fiscal Year: Spartan Stores' fiscal year ends on the last Saturday of March. The fiscal years ended March 29, 2008, and March 25, 2006 consisted of 52 weeks. The fiscal year ended March 31, 2007 consisted of 53 weeks.

Revenue Recognition: The Retail segment recognizes revenues from the sale of products at the point of sale. Sales and excise taxes are excluded from revenue. The Distribution segment recognizes revenues when products are delivered or ancillary services are provided.

Cost of Sales: Cost of sales includes purchase costs, freight, physical inventory adjustments, markdowns and promotional allowances. Vendor allowances that relate to our buying and merchandising activities consist primarily of promotional allowances, which are generally allowances on purchased quantities and, to a lesser extent, slotting allowances, which are billed to vendors for our merchandising costs such as setting up warehouse infrastructure. Vendor allowances are recognized as a reduction in cost of sales when the related product is sold. Lump sum payments received for multi-year contracts are amortized over the life of the contracts based on contractual terms.

Fair Value Disclosures of Financial Instruments: Financial instruments include cash and cash equivalents, accounts and notes receivable, accounts payable and long-term debt. The carrying amounts of cash and cash equivalents, accounts and notes receivable, and accounts payable approximate fair value at March 29, 2008 and March 31, 2007 because of the short-term nature of these financial instruments. The estimated fair value of long-term debt, including current maturities, was lower than book value by approximately $23.5 million at March 29, 2008. The estimated fair value of long-term debt, including current maturities, was higher than book value by approximately $0.2 million at March 31, 2007. The estimated fair values were based on market quotes for similar instruments.

Cash and Cash Equivalents: Cash and cash equivalents consist of cash and highly liquid investments with an original maturity of three months or less at the date of purchase.

Accounts Receivable: Accounts receivable are shown net of allowances for credit losses of $2.6 million in fiscal 2008 and $3.0 million in fiscal 2007. Spartan Stores evaluates the adequacy of its allowances by analyzing the aging of receivables, customer financial condition, historical collection experience, the value of collateral and other economic and industry factors. Operating results include bad debt expense of $0.1 million, $0.2 million, and $0.2 million for fiscal years 2008, 2007 and 2006, respectively.

Inventory Valuation: Inventories are stated at the lower of cost or market using the last-in, first-out ("LIFO") method. If replacement cost had been used, inventories would have been $45.4 million and $42.6 million higher at March 29, 2008 and March 31, 2007, respectively. During fiscal years 2008, 2007 and 2006, certain inventory quantities were reduced. The reductions resulted in liquidation of LIFO inventory carried at lower costs prevailing in prior years, the effect of which decreased the LIFO provision in fiscal years 2008, 2007 and 2006 by $1.3 million, $2.0 million and $0.9 million, respectively. Spartan Stores utilizes the retail inventory method to value inventory for the Retail segment. Under the retail inventory method, inventory is stated at cost with cost of sales and gross margin calculated by applying a cost ratio to the retail value of inventories.

Long-Lived Assets Other than Goodwill: Spartan Stores reviews and evaluates long-lived assets for impairment when events or circumstances indicate that the carrying amount of an asset may not be recoverable. When the undiscounted future cash flows are not sufficient to recover an asset's carrying amount, the fair value is compared to the carrying value to determine the impairment loss to be recorded. Long-lived assets to be disposed of are reported at the lower of carrying amount or fair value, less the cost to sell. Fair values are determined by independent appraisals or expected sales prices developed by internal real estate professionals. Estimates of future cash flows and expected sales prices are judgments based upon Spartan Stores' experience and knowledge of operations. These estimates project cash flows several years into the future and are affected by changes in the economy, real estate market conditions and inflation.

Property and Equipment Held for Sale: Property and equipment held for sale consists of land, buildings and equipment that Spartan Stores expects to sell within 12 months. The assets are included in the following segments:

(In thousands)

	2008	2007
Distribution	$ -	$ 154
Retail	36	3,053
Discontinued operations	2,368	388
Total	$ 2,404	$ 3,595

The fiscal 2008 balance consists primarily of assets of *The Pharm* stores planned to be sold (see Note 4). The fiscal 2007 balance consisted primarily of a building that is no longer expected to be sold within 12 months.

Goodwill: Goodwill represents the excess purchase price over the fair value of tangible net assets acquired in business combinations after amounts have been allocated to intangible assets. Goodwill is not amortized, but is reviewed at least annually for impairment using a discounted cash flow model and comparable market values of each reporting segment.

Other Assets: Included in Other assets are intangibles and debt issuance costs. Intangible assets primarily consist of favorable lease agreements, prescription lists, non-compete agreements, and franchise fees. Favorable leases are amortized on a straight-line basis over the lease terms of 2 to 19 years. Prescription lists are amortized on a straight-line basis over 7 to 15 years. Non-compete agreements are amortized on a straight-line basis over the length of the agreement of 4 to 15 years. Franchise fees are amortized on a straight-line basis over the term of the franchise agreement of 2 to 10 years. Debt issuance costs are amortized over the term of the related financing agreement.

Property and Equipment: Property and equipment are recorded at cost and depreciated over the shorter of the estimated useful lives or lease periods of the assets. Expenditures for normal repairs and maintenance are charged to operations as incurred. Depreciation is computed using the straight-line method as follows:

Land improvements	15 years
Buildings and improvements	15 to 40 years
Equipment	3 to 15 years

Software development costs are generally capitalized and amortized between 3 and 7 year periods commencing as each system is implemented.

Gains and (losses) on the disposal of property and equipment totaled $(0.1) million, $0.3 million and $1.1 million in fiscal years 2008, 2007 and 2006, respectively. Gains and losses on the disposal of property and equipment is included in "Selling, general and administrative expenses" and "Other, net" in the Consolidated Statements of Earnings.

Accounts Payable: Accounts payable also include checks that have been issued and have not cleared Spartan Stores' controlled disbursement bank accounts.

Insurance Reserves: Insurance reserves include provisions for workers' compensation, health and property insurance for which Spartan Stores is self-insured. Losses are recorded when reported and consist of individual case estimates. Incurred but not reported losses are actuarially estimated based on available historical information. Also included is a provision for losses related to reinsurance policies that insure the run-off of retained risk associated with the discontinued Insurance segment.

A summary of changes in Spartan Stores' self-insurance liability is as follows:

(In thousands)

	March 29, 2008	March 31, 2007	March 25, 2006
Beginning balance	$ 8,082	$ 8,782	$ 11,252
Expense	2,187	2,290	2,450
Claim payments	(3,290)	(2,990)	(4,920)
Ending balance	6,979	8,082	8,782
Less current portion	4,808	4,583	5,024
Long-term portion	$ 2,171	$ 3,499	$ 3,758

The current portion of the self-insurance liability is included in "Other accrued expenses" and the long-term portion is included in "Other long-term liabilities" in the Consolidated Balance Sheets.

Income Taxes: Deferred income tax assets and liabilities are computed for differences between the financial statement and tax bases of assets and liabilities that will result in taxable or deductible amounts in the future. Such deferred income tax asset and liability computations are based on enacted tax laws and rates applicable to periods in which the differences are expected to affect taxable income. Valuation allowances are established when necessary to reduce deferred tax assets to the amounts expected to be realized. Income tax expense is the tax payable or refundable for the period plus or minus the change during the period in deferred tax assets and liabilities.

Earnings per share: Basic earnings per share ("EPS") excludes dilution and is computed by dividing net earnings by the weighted average number of common shares outstanding for the period. Diluted EPS is computed by increasing the weighted average number of common shares outstanding by the dilutive effect of nonvested restricted stock shares outstanding and issuance of common stock for options outstanding under Spartan Stores' stock incentive plans.

Weighted average shares issuable upon the exercise of stock options that were not included in the earnings per share calculations because they were antidilutive were 84,824 in fiscal 2008, 7,058 in fiscal 2007, and 618,593 in fiscal 2006.

Stock-Based Compensation: Effective March 26, 2006, Spartan Stores adopted the provisions of Statement of Financial Accounting Standards ("SFAS") No. 123(R), "Share-Based Payment," using the modified prospective transition method. SFAS No. 123(R) requires all share-based payments to employees, including grants of stock options, to be recognized in the financial statements as compensation cost based on the fair value on the date of grant. We determine the fair value of such awards using the Black-Scholes option-pricing model, which incorporates certain assumptions – such as risk-free interest rate, expected volatility, expected dividend yield and expected life of options – in order to arrive at a fair value estimate, as described in Note 11.

Shareholders' Equity: Spartan Stores' restated articles of incorporation provide that the board of directors may at any time, and from time to time, provide for the issuance of up to 10 million shares of preferred stock in one or more series, each with such designations as determined by the board of directors. At March 29, 2008, there were no shares of preferred stock outstanding.

Advertising Costs: Spartan Stores' advertising costs are expensed as incurred and are included in selling, general and administrative expenses. Advertising expenses were $10.6 million in fiscal 2008, $9.2 million in fiscal 2007 and $6.9 million in fiscal 2006.

Recently Issued Accounting Standards: In June 2006, the Financial Accounting Standards Board (FASB) issued Interpretation No. 48, "Accounting for Uncertainty in Income Taxes – an interpretation of FASB Statement No. 109" (FIN 48). FIN 48 clarifies the accounting for uncertainty in income taxes recognized in an entity's financial statements in accordance with SFAS No. 109, "Accounting for Income Taxes", and prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. Further, FIN 48 provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure, and transition. The provisions of FIN 48 are to be applied prospectively. FIN 48 became effective at the beginning of Spartan Stores' fiscal year 2008, and the effect of adoption of FIN 48 increased retained earnings by $1.0 million as of the beginning of fiscal year 2008. The adoption of FIN 48 and its effects are more fully described in Note 10.

In June 2006, the FASB ratified the consensus reached on Emerging Issues Task Force (EITF) Issue No. 06-03, "How Sales Taxes Collected from Customers and Remitted to Governmental Authorities Should Be Presented in the Income Statement (That is, Gross Versus Net Presentation)" (EITF 06-03). The EITF reached a consensus that the presentation of taxes on either a gross or net basis is an accounting policy decision that requires disclosure. EITF 06-03 was effective at the beginning of Spartan Stores' fiscal 2008 first quarter. An entity is not required to reevaluate its existing policies related to taxes assessed by a governmental authority as a result of this consensus. Amounts collected from customers, which under common trade practices are referred to as sales taxes, are and have been recorded on a net basis. Spartan Stores has no intention of modifying this accounting policy; therefore, the adoption of EITF 06-03 did not have any effect on Spartan Stores' financial position or results of operations.

In September 2006, the FASB issued SFAS No. 157, "Fair Value Measurements" (SFAS 157). SFAS 157 defines fair value, establishes a framework for measuring fair value under generally accepted accounting principles, and expands disclosures about fair value measurements. This statement does not require any new fair value measurements, but applies under other accounting pronouncements that require or permit fair value measurements. SFAS No. 157 will become effective for Spartan Stores at the beginning of fiscal year 2009, except as provided in FASB Staff Position (FSP) No. 157-2. The provisions of the Statement are to be applied prospectively, except for limited retrospective application permitted for certain items. Spartan Stores is currently evaluating the impact, if any, that SFAS 157 will have on the consolidated financial statements. In February 2007, the FASB issued FSP No. 157-2, "Effective Date of FASB Statement No. 157", which delays the effective date of SFAS 157 for nonfinancial assets and nonfinancial liabilities, except for items that are recognized or disclosed at fair value in the financial statements on a recurring basis (at least annually).

In September 2006, the FASB issued SFAS No. 158, "Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans, an amendment of FASB Statements Nos. 87, 88, 106 and 132(R)" (SFAS 158). SFAS 158 required Spartan Stores to recognize the funded status of defined benefit postretirement plans as an asset or liability in the consolidated balance sheet and to recognize changes in funded status through comprehensive income as of March 31, 2007. SFAS 158 also requires that employers measure plan assets and obligations as of the date of their year-end financial statements beginning with Spartan Stores' fiscal year ending March 28, 2009. Spartan Stores is currently evaluating the impact of changing the measurement date on the consolidated financial statements. See Note 9 for further discussion of the effect of adopting SFAS No. 158 on Spartan Stores' consolidated financial statements.

In February 2007, the FASB issued SFAS No. 159, "The Fair Value Option for Financial Assets and Financial Liabilities – Including an amendment of FASB No. 115" (SFAS 159). Under SFAS 159, entities may irrevocably elect to measure many financial instruments and certain other items at fair value on an instrument-by-instrument basis, with changes in fair value recognized in earnings each reporting period. SFAS 159 is effective for fiscal years beginning after November 15, 2007. Spartan Stores does not expect to elect the optional provisions of SFAS 159, as allowed.

In December 2007, the FASB issued SFAS No. 141 (Revised 2007), "Business Combinations" (SFAS 141R), which revises SFAS No. 141. SFAS 141R establishes principles and requirements for the reporting entity in a business combination, including recognition and measurement in the financial statements of the identifiable assets acquired, the liabilities assumed, and any noncontrolling interest in the acquiree. The statement also establishes disclosure requirements to enable financial statement users to evaluate the nature and financial effects of the business combination. SFAS 141R will become effective for Spartan Stores at the beginning of fiscal year 2010, and must be applied prospectively to business combinations for which the acquisition date is on or after the beginning of fiscal year 2010. Spartan Stores is currently evaluating the impact that SFAS 141R will have on future consolidated financial statements.

In May 2008, the FASB issued FSP No. APB 14-1, "Accounting for Convertible Debt Instruments That May Be Settled in Cash upon Conversion (Including Partial Cash Settlement)," that changes the accounting treatment for convertible debt instruments that allow for either mandatory or optional cash settlements. FSP No. APB 14-1 will require Spartan Stores to recognize non-cash interest expense on its $110 million convertible senior notes based on the market rate for similar debt instruments without the conversion feature. FSP No. APB 14-1 will be effective at the beginning of fiscal year 2010 and must be applied on a restrospective basis. Spartan Stores is currently evaluating the impact that this standard will have on its consolidated financial statements.

NOTE 2

Acquisitions of Assets

G&R Felpausch Company

On June 15, 2007, Spartan Stores acquired certain assets and assumed certain liabilities related to 20 retail grocery stores, two fuel centers and three convenience stores from G&R Felpausch Company and affiliated companies ("Felpausch"), a privately-held retail grocery operator and customer of its Distribution segment. The Felpausch supermarkets included the operations of ten in-store pharmacies. The cash purchase price paid to Felpausch was $38.0 million plus $12.7 million for inventories. Spartan Stores acquired the store locations and operations of Felpausch in an effort to increase its leading market share position in West Michigan and expand its market presence in central Michigan. The purchased assets included leasehold improvements, fixtures, tangible personal property, equipment, intangible property and inventories. Spartan Stores assumed Felpausch's lease obligations for the 20 stores, two fuel centers and three convenience stores.

The following table summarizes the estimated fair values of the assets acquired and liabilities assumed at the date of acquisition.

(In thousands)

	June 15, 2007
Current assets	$ 12,336
Goodwill	41,268
Favorable leases	2,228
Customer lists	2,953
Other intangible assets	723
Property and equipment	10,014
Total assets acquired	69,522
Current liabilities	1,915
Capital lease obligations, less current portion	4,285
Exit cost reserves, less current portion	10,866
Other long-term liabilities	1,749
Total liabilities assumed	18,815
Net assets acquired	$ 50,707

Goodwill of $27.9 million and $13.4 million was assigned to the Retail and Distribution segments, respectively, based upon the expected benefits to be derived from the business combination. Additionally, $1.8 million in costs directly related to the acquisition have been included in goodwill, of which $1.2 million and $0.6 million were assigned to the Retail and Distribution segments, respectively. Goodwill of $43.1 million is expected to be deductible for tax purposes.

Amortizable intangible assets acquired consisted of favorable leases and customer lists and amounted to $2.2 million and $3.0 million, respectively. The weighted average amortization period is 10.2 years for favorable leases and seven years for customer lists. Other intangible assets acquired include $0.7 million of licenses for the sale of alcoholic beverages. The licenses have an indefinite life and therefore are not amortized.

D&W Food Centers, Inc.

On March 27, 2006, Spartan Stores acquired certain operating assets of D&W Food Centers, Inc. and D&W Associate Resources, LLC (together "D&W"), a privately-held Grand Rapids, Michigan-based retail grocery operator with retail stores located in West Michigan. The acquisition was made to obtain the store locations and operations of D&W, to diversify our retail offering with a more perishable oriented operation, to solidify and grow market share and to realize numerous synergies. The purchased assets included leasehold improvements, fixtures, tangible personal property, equipment, trademarks, trade names, intangible property and inventories. Spartan Stores paid a total cash purchase price of $47.9 million for these operations. Spartan Stores assumed D&W's lease obligations for the 20 stores and the central commissary as well as specified contracts. Spartan Stores continues to operate 16 of the former D&W stores and the commissary. The funds used for the transaction were drawn under Spartan Stores' existing bank credit facilities.

The following table summarizes the estimated fair values of the assets acquired and liabilities assumed at the date of acquisition.

(In thousands)

	March 27, 2006
Current assets	$ 5,035
Goodwill	67,914
Favorable leases	1,365
Other intangible assets	1,211
Property and equipment, net	21,280
Total assets acquired	96,805
Current liabilities	2,744
Capital lease obligations, less current portion	21,377
Exit cost reserves, less current portion	17,488
Unfavorable leases	7,274
Total liabilities assumed	48,883
Net assets acquired	$ 47,922

Goodwill of $45.0 million and $22.9 million was assigned to the Retail and Distribution segments, respectively, based upon the expected benefits to be derived from the business combination. Additionally, $1.1 million in costs directly related to the acquisition have been included in goodwill. Goodwill of $69.0 million is expected to be deductible for tax purposes.

Amortizable intangible assets acquired consisted of favorable leases and amounted to $1.4 million. The weighted average amortization period is 7.4 years. Other intangible assets acquired include $1.2 million of licenses for the sale of alcoholic beverages. The licenses have an indefinite life and therefore are not amortized.

Unaudited Pro Forma Condensed Combined Financial Information

The following table provides unaudited pro forma condensed combined financial information for Spartan Stores after giving effect to the acquisition described above and the assumptions and adjustments described in the accompanying notes to the unaudited pro forma condensed combined financial information. This information is based on adjustments to the historical consolidated financial statements of Spartan Stores, as adjusted for discontinued operations (see Note 4), and D&W using the purchase method of accounting for business combinations. The pro forma adjustments do not include any of the cost savings and other synergies anticipated to result from the acquisition. These pro forma results are based on assumptions considered appropriate by management and include all material adjustments as considered necessary. These pro forma results have been prepared for comparative purposes only and do not purport to be indicative of results that would have actually been reported as of the date or for the year presented had the acquisition taken place on such date or at the beginning of the year indicated, or to project Spartan Stores' financial position or results of operations which may be reported in the future.

(In thousands, except per share amounts)

	Year Ended March 25, 2006
Pro forma net sales	$ 2,076,762
Pro forma operating earnings	45,761
Pro forma earnings before income taxes and discontinued operations	34,352
Pro forma earnings from continuing operations	20,970
Pro forma basic earnings per share from continuing operations	1.01
Pro forma diluted earnings per share from continuing operations	0.99

Combined results for Spartan Stores and D&W for the year ended March 25, 2006 were adjusted for the following in order to create the pro forma results in the table above:

- Adjustments were made to eliminate certain business operations of D&W not acquired.
- Transactions between Spartan Stores and D&W were eliminated.
- Rent expense was adjusted to reflect the fair valuation of leases assumed.
- Depreciation expense was adjusted to reflect changes resulting from the fair valuation of property and equipment acquired.
- Interest expense was adjusted for additional borrowings incurred in connection with the acquisition and to eliminate interest expense related to D&W debt not assumed.
- Adjustments were made to reflect incremental gross profit and selling, general and administrative expenses to the Distribution segment due to increased volume resulting from the acquisition.
- Adjustments were made for federal income taxes as a "C" corporation based on D&W's historical results as D&W was a Subchapter S corporation.

In the first quarter of fiscal 2007, Spartan Stores incurred approximately $1.1 million, $0.7 million after-tax, in start-up costs related to training, remerchandising and rebranding the stores. These charges are included in "Selling, general and administrative expenses".

Other

During the fourth quarter of fiscal 2008, Spartan Stores acquired certain assets and assumed certain liabilities of two retail stores in separate transactions for a total purchase price of $2.6 million. The stores were closed upon acquisition. One store will be razed and a new store constructed. The other store will be expanded and re-opened in late fiscal 2009. The acquisitions were made to increase market share. Goodwill of $2.3 million and $0.6 million was assigned to the Retail segment and Distribution segment, respectively, all of which is expected to be deductible for tax purposes.

During the third quarter of fiscal 2007, Spartan Stores acquired certain equipment at five closed grocery stores from Carter's, Inc. in a Chapter 7 federal bankruptcy liquidation proceeding. Store lease obligations were assumed for two of the store locations. The stores will remain closed. The acquisition was made to increase market share of existing retail stores. Spartan Stores also acquired certain operating assets and assumed certain liabilities of a subsidiary of PrairieStone Pharmacy, LLC that were used in the operations of in-store pharmacies in 12 of Spartan Stores' retail supermarkets. The acquisition was made to allow Spartan Stores to better coordinate in-store operations and improve our overall customer service at these locations. For the two acquisitions, Spartan Stores paid a cash purchase price of $5.4 million. The funds used for the transaction were drawn under Spartan Stores' existing bank credit facilities. The estimated fair value of assets acquired consisted of $1.6 million for inventory, $0.9 million for equipment, $2.9 million for customer lists and $1.1 million for goodwill and liabilities assumed consisted of $0.3 million for capital lease obligations, $0.6 million for closed store lease obligations and $0.2 million for accrued expenses. Goodwill of $1.0 million and $0.1 million was assigned to the Retail and Distribution segments, respectively, based upon the expected benefits to be derived from the business combination. Goodwill of $1.1 million is expected to be deductible for tax purposes. Additionally, $0.2 million in costs directly related to the acquisitions have been included in goodwill.

NOTE 3
Goodwill and Other Intangible Assets

SFAS No. 142, "Goodwill and Other Intangible Assets," provides that intangible assets with finite useful lives be amortized and that goodwill and intangible assets with indefinite lives not be amortized, but tested at least annually for impairment. Any impairment loss incurred subsequent to initial adoption of SFAS No. 142 is recorded as a charge to current period earnings. SFAS No. 142 also requires that goodwill be assigned to reporting units based upon the expected benefits to be derived from synergies resulting from the business combination.

Changes in the carrying amount of goodwill were as follows:

(In thousands)

	Retail	Distribution	Total
Balance at March 26, 2006	$ 42,209	$ 30,346	$ 72,555
D&W acquisition (Note 2)	45,772	23,224	68,996
Carter's, Inc. and PrairieStone Pharmacy, LLC acquisitions (Note 2)	1,125	137	1,262
Other	75	-	75
Balance at March 31, 2007	89,181	53,707	142,888
Felpausch acquisition (Note 2)	29,057	13,987	43,044
Other acquisitions	2,313	582	2,895
Store sales	(428)	-	(428)
Other (Note 5)	(1,868)	-	(1,868)
Balance at March 29, 2008	$118,255	$ 68,276	$ 186,531

The following table reflects the components of amortized intangible assets, included in "Other, net" on the Consolidated Balance Sheets:

(In thousands)

	March 29, 2008		March 31, 2007	
	Gross Carrying Amount	Accumulated Amortization	Gross Carrying Amount	Accumulated Amortization
Non-compete agreements	$ 3,749	$ 1,574	$ 3,234	$ 2,096
Favorable leases	6,217	2,234	4,025	1,655
Customer lists	6,439	1,024	3,293	239
Franchise fees and other	475	72	1,201	347
Total	$ 16,880	$ 4,904	$11,753	$ 4,337

The weighted average amortization period for amortizable intangible assets is as follows:

Non-compete agreements	9.5 years
Favorable leases	10.8 years
Customer lists	7.2 years
Franchise fees and other	13.0 years
Total	8.9 years

Amortization expense for intangible assets was $1.8 million, $0.9 million and $0.7 million for fiscal years 2008, 2007 and 2006, respectively. Estimated amortization expense for each of the five succeeding fiscal years is as follows:

(In thousands)

Fiscal Year	Amortization Expense
2009	$ 1,884
2010	1,724
2011	1,684
2012	1,553
2013	1,542

Indefinite-lived intangible assets that are not amortized consist primarily of licenses for the sale of alcoholic beverages and amounted to $2.3 million and $1.5 million as of March 29, 2008 and March 31, 2007.

NOTE 4
Discontinued Operations

Spartan Stores' former convenience distribution operations, insurance operations and certain of its retail, grocery distribution and real estate operations have been recorded as discontinued operations. Results of the discontinued operations are excluded from the accompanying notes to the consolidated financial statements for all periods presented, unless otherwise noted.

During the second quarter of fiscal year 2008, Spartan Stores decided to close five *The Pharm* stores and one *Felpausch Xpressmart*. The decision to close the stores was based on a comprehensive evaluation of the stores' performance trends, long-term growth prospects, on-going capital requirements and lease expiration dates. As Spartan Stores will have no continuing interest in the operations of these stores, they have been classified as discontinued operations for all years presented. Prescription lists and pharmacy inventories were sold for $4.7 million, and asset impairment charges of $0.9 million were recognized. The stores were closed early in the third quarter of fiscal 2008.

During the fourth quarter of fiscal year 2008, Spartan Stores approved a plan to sell the remaining 14 *The Pharm* stores. In April 2008, Spartan Stores entered into agreements to sell certain assets of 13 of the 14 stores and is in negotiations to sell certain assets of the one remaining store. Divesting these stores will allow Spartan Stores to concentrate efforts and resources on business opportunities with the best long-term growth potential and focus more on core distribution and conventional supermarket operations. As a result of the plan to dispose of these stores, the results of operations of these stores have been classified as discontinued operations in the consolidated financial statements for all years presented. Proceeds from the transactions are expected to approximate $20 million. A minor gain on the disposal is currently anticipated dependent on the final negotiations of the one remaining store.

The following table details the results of discontinued operations reported on the Consolidated Statements of Earnings:

(In thousands)

	March 29, 2008 (52 Weeks)	March 31, 2007 (53 Weeks)	March 25, 2006 (52 Weeks)
Earnings (loss) from discontinued operations (net of taxes of ($90), $444 and ($911))	$ (93)	$ 992	$ (477)
Gain on disposal of discontinued operations (net of taxes of $1,027)	1,888	-	-
Total earnings (loss) from discontinued operations	$ 1,795	$ 992	$ (477)

In accordance with Emerging Issues Task Force (EITF) Issue No. 87-24, "Allocation of Interest to Discontinued Operations," interest was allocated to discontinued operations based on the principal amount of debt that could be paid with the proceeds from the sale of such operations, and is allocated based on the ratio of net assets to be sold or discontinued to the sum of total net assets of the consolidated entity plus consolidated debt other than (a) debt of the discontinued operation that will be assumed by the buyer, (b) debt that is required to be paid as a result of the disposal transaction, and (c) debt that can be directly attributed to other operations. Interest expense of $0.1 million, $0.4 million and $0.3 million, net of tax, was allocated to, and is included in, earnings (loss) from discontinued operations in the Consolidated Statements of Earnings for fiscal 2008, fiscal 2007 and fiscal 2006, respectively.

Spartan Stores monitors specific market conditions for its discontinued operations real estate on a regular basis. During fiscal 2006, Spartan Stores recorded an additional liability of $2.3 million for changes in its estimated sublease income due to revised estimates of such offsets to its closed store lease liabilities.

Sales of discontinued operations for fiscal years 2008, 2007 and 2006 were $139.2 million, $164.2 million and $167.1 million, respectively. Significant assets and liabilities of discontinued operations are as follows:

(In thousands)

	March 29, 2008	March 31, 2007
Current assets *	$ 18,523	$ 22,023
Property, net	6,607	9,633
Other long-term assets	381	79
Current liabilities	14,173	14,659
Long-term liabilities	1,569	3,756

* *Includes property and equipment held for sale*

Spartan Stores anticipates that it will be subject to a partial withdrawal liability from a multi-employer pension plan related to the 2003 closures of certain of its discontinued Food Town stores when a final determination is made based on the June 30, 2006 financial condition of the plan. Previous estimates provided by the trustees of the multi-employer pension plan indicate that there is an underfunded liability which we believe to have resulted from a change in actuarial assumptions, investment performance, other employers' withdrawals, or a combination of these factors, occurring subsequent to the closure of these stores. Spartan Stores intends to challenge such a determination prior to settling the partial withdrawal liability if, and when, assessed after actuarial work is complete for the June 30, 2006 date. At this time, Spartan Stores does not know when the June 30, 2006 actuarial work will be completed. Spartan Stores has estimated its potential liability based on available preliminary information and recorded an after-tax charge of approximately $1.1 million in Discontinued Operations in the third quarter of fiscal 2006.

NOTE 5

Asset Impairments and Exit Costs

In fiscal 2008, exit costs of $11.3 million were recorded in the purchase price allocation of the Felpausch acquisition (Note 2) for acquired stores that management plans to or has closed. In fiscal 2008, exit costs were reduced by $1.9 million for changes in estimated future sublease recoveries in excess of previous estimates. Goodwill was reduced as a result of this change in estimate as the initial charges were established in the purchase price allocation for previous acquisitions.

The Retail segment recognized charges of $0.4 million for asset impairment costs and $4.1 million for lease and related ancillary costs in the first quarter of fiscal 2007 related to the closure of two *Family Fare Supermarkets* stores and moving the central bakery operation into individual retail stores. Neither of the closed stores was acquired in the acquisition of D&W. The restructuring was based on Spartan Stores' comprehensive review of retail grocery store capacity in its markets following the completion of the acquisition of 16 D&W supermarkets on March 27, 2006, its desire to move the production of bakery products closer to the consumer, and the economics of its central bakery operation.

In fiscal 2006, the Retail segment recognized charges of $0.6 million for asset impairment, store and office facility exit costs and severance benefits.

The exit costs include severance benefits and the present value of future minimum lease payments, calculated using a risk-free interest rate, and related ancillary costs from the date of closure to the end of the remaining lease term, net of estimated sublease income.

The following table provides the activity of exit costs for our Retail segment for fiscal years 2008, 2007 and 2006. Exit costs recorded in the Consolidated Balance Sheets are included in "Current portion of exit costs" in Current liabilities and "Exit costs" in Long-term liabilities based on when the obligations are expected to be paid.

(In thousands)

	Lease and Ancillary Costs
Balance at March 27, 2005	$ 15,520
Provision for lease and related ancillary costs, net of estimated sublease recoveries	2,719(a)
Provision for pension withdrawal liability	1,654(b)
Payments, net of interest accretion	(4,576)
Balance at March 25, 2006	15,317
Exit costs assumed in acquisition of D&W (see Note 2)	19,231
Exit costs assumed in Carter's acquisition (see Note 2)	552
Provision for lease and related ancillary costs, net of estimated sublease recoveries	4,050
Payments, net of interest accretion	(6,447)
Balance at March 31, 2007	32,703
Exit costs assumed in Felpausch acquisition (see Note 2)	11,305
Change in estimates	(1,868)
Payments, net of interest accretion	(6,013)
Balance at March 29, 2008	$ 36,127

(a) *Includes $2.3 million of charges recorded in discontinued operations.*

(b) *Represents pension withdrawal liabilities from multi-employer pension plans affiliated with the former discontinued Food Town supermarkets. The $1.7 million charge in fiscal 2006 was recorded in discontinued operations and is discussed in Note 4.*

NOTE 6
Long-Term Debt

Spartan Stores' long-term debt consists of the following:

(In thousands)

	March 29, 2008	March 31, 2007
Senior secured revolving credit facility, due December 2012	$ -	$ 78,182
Convertible subordinated notes, 3.375% due May 2027	110,000	-
Capital lease obligations (Note 8)	35,815	26,354
Other, 5.00% - 9.25%, due fiscal 2009 - 2021	8,633	4,299
	154,448	108,835
Less current portion	10,874	2,494
Total long-term debt	$ 143,574	$ 106,341

Effective April 5, 2007, Spartan Stores amended its existing senior secured revolving credit facility. The amendment extended the senior secured revolving credit facility ("credit facility") maturity by two years and now matures in December 2012 rather than December 2010. Spartan Stores amended the credit facility effective May 22, 2007, in part to permit the issuance of the convertible senior notes described below. At Spartan Stores' option, the maximum amount under the credit facility may be increased up to $275.0 million through the increased commitments from lenders, and provided that asset levels are increased sufficient to support the increased borrowings. Interest rates under the amended agreement may be up to 50 basis points lower for London InterBank Offered Rate ("LIBOR") borrowings depending on levels of excess availability under the agreement. The credit facility is secured by substantially all of Spartan Stores' assets. On August 17, 2007, Spartan Stores entered into an agreement to increase the maximum credit available under its existing senior secured credit facility from $225.0 million to $255.0 million.

Available borrowings under the credit facility are based on stipulated advance rates on eligible assets, as defined in the credit agreement. The credit facility contains covenants that include a minimum fixed charge coverage ratio and maximum capital expenditures, as defined in the credit agreement. These covenants are not effective as long as Spartan Stores maintains minimum excess availability levels of $25.0 million with respect to the minimum fixed charge coverage ratio and $20 million with respect to maximum capital expenditures. Spartan Stores had available borrowings of $176.3 million at March 29, 2008 and excess availability of $186.3 million. Payment of dividends and repurchases of outstanding shares are permitted up to a total of $15.0 million per year, provided that excess availability of $20.0 million is maintained. The credit facility provides for the issuance of letters of credit of which $4.3 million were outstanding and unused as of March 29, 2008. Borrowings under the revolving credit portion of the facility bear interest at LIBOR plus 1.25% or the prime rate (weighted average interest rate of 6.00% at March 29, 2008).

On May 30, 2007, Spartan Stores issued $110 million in aggregate principal amount of unsecured 3.375% convertible senior notes due May 15, 2027. The notes are general unsecured obligations and rank equally in right of payment with all of our other existing and future unsecured and unsubordinated obligations. They are effectively subordinated to our existing and any future secured indebtedness to the extent of the assets securing such indebtedness. The notes are structurally subordinated to our subsidiaries' indebtedness and other liabilities. The notes are not guaranteed by our subsidiaries. The net proceeds from the sale of the notes after deducting selling discounts of 2.5% and offering expenses of $0.6 million were approximately $106.5 million, and were used to pay down amounts owed under our senior secured revolving credit facility and partially fund the Felpausch stores acquisition.

Interest at an annual rate of 3.375% is payable semi-annually on May 15 and November 15 of each year. Contingent interest will be paid to holders of the notes during the period commencing May 20, 2012 and ending on November 14, 2012 and for any six-month period thereafter, if the average contingent interest trading price per $1,000 principal amount of the notes for the five-consecutive-trading-day-period ending on the third trading day immediately preceding the first day of such interest period equals 120% or more of the principal amount of the notes. Contingent interest payable with respect to any six-month period will equal 0.25% per annum of the average contingent interest trading price of $1,000 principal amount of notes during the five-consecutive-trading-day measurement period described above.

Spartan Stores may redeem the notes for cash in whole or in part, at any time or from time to time, on or after May 15, 2014 at 100% of the principal amount of the notes to be redeemed, and prior to that date on or after May 20, 2012 at a price equal to a specified percentage of the principal amount, plus, in each case, any accrued and unpaid interest. Holders may require Spartan Stores to repurchase their notes, in whole or in part, on May 15, 2014, May 15, 2017 and May 15, 2022 for a cash price equal to 100% of the principal amount of the notes to be redeemed, plus accrued and unpaid interest. In addition, upon certain fundamental change transactions, each holder would have the option, subject to certain conditions, to require Spartan Stores to repurchase for cash, in whole or in part, such holder's notes. For the purposes of the notes, a "fundamental change" would include, among other events set forth in the Indenture governing the notes, the acquisition of 50% or more of our common stock by a person or group, a consolidation, merger, or sale of all or substantially all of our assets, certain changes in our board of directors, or a termination of trading of our common stock.

The notes will be convertible at the option of the holder only under certain circumstances summarized as follows:

1. If the closing sale price per share of Spartan Stores common stock is greater than 130% of the applicable conversion price for a specified period of time,
2. If the trading price of the notes was less than 98% of the product of the closing sale price per share of Spartan Stores common stock and the conversion rate in effect for the notes for a specified period of time,
3. If the notes are called for redemption,
4. At any time on or after February 15, 2027 until the close of business on the business day immediately preceding the maturity date,
5. Upon the occurrence of specified corporate transactions.

Upon conversion by the holder, the notes convert at an initial conversion rate of 28.0310 shares of Spartan Stores common stock per $1,000 principal amount of notes (equal to an initial conversion price of approximately $35.67 per share), subject to adjustments upon certain events. Upon a surrender of notes for conversion, Spartan Stores will deliver cash equal to the lesser of the aggregate principal amount of notes to be converted and the total conversion obligation, and shares of Spartan Stores common stock in respect of the remainder, if any, of the conversion obligation – unless Spartan Stores has elected to satisfy its obligation under such conversion by delivering only shares of common stock. For the fiscal year ended March 29, 2008, the notes had no impact on diluted earnings per share because the average stock price during the period was below $35.67 per share, and the notes, if converted, would require only cash at settlement.

In connection with the closing of the sale of the notes, Spartan Stores entered into a registration rights agreement with the initial purchasers of the notes, pursuant to which Spartan Stores filed with the Securities and Exchange Commission (SEC) a shelf registration statement covering resale by security holders of the notes and the shares of Spartan Stores common stock issuable upon conversion of the notes. The registration statement was declared effective by the SEC on September 27, 2007.

The weighted average interest rates including loan fee amortization for fiscal 2008, 2007 and fiscal 2006 were 6.71%, 9.73% and 8.65%, respectively.

At March 29, 2008, long-term debt was due as follows:

(In thousands) Fiscal Year	
2009	$ 10,874
2010	3,472
2011	3,205
2012	3,409
2013	3,208
Thereafter	130,280
	$ 154,448

NOTE 7
Commitments and Contingencies

Spartan Stores subleases property at certain locations and received rental income of $1.6 million in fiscal 2008. In the event of the customer's default, Spartan would be responsible for fulfilling these lease obligations. The future payment obligations under these leases are disclosed in Note 8.

Unions represent approximately 11% of Spartan Stores' associates. A contract covering 180 distribution center and transportation associates expires in April 2010. Contracts covering an additional 660 distribution center and transportation associates expire in October 2011.

Various lawsuits and claims, arising in the ordinary course of business, are pending or have been asserted against Spartan Stores. While the ultimate effect of such actions cannot be predicted with certainty, management believes that their outcome will not result in a material adverse effect on the consolidated financial position, operating results or liquidity of Spartan Stores.

NOTE 8
Leases

Most of the Company's retail stores are operated in leased facilities. The Company also leases certain warehouse facilities, its tractor and trailer fleet and certain other equipment. Most of the property leases contain renewal options of varying terms. Terms of certain leases contain provisions requiring payment of percentage rent based on sales and payment of executory costs such as property taxes, utilities, insurance and maintenance. Terms of certain leases of transportation equipment contain provisions requiring payment of percentage rent based upon miles driven. Portions of certain property are subleased to others.

Rental expense, net of sublease income, under operating leases consisted of the following:

(In thousands)

	2008	2007	2006
Minimum rentals	$ 29,083	$ 25,530	$ 22,331
Contingent payments	1,056	870	698
Sublease income	(1,609)	(1,409)	(1,335)
	$ 28,530	$ 24,991	$ 21,694

Total future lease commitments of Spartan Stores under capital and operating leases in effect at March 29, 2008 are as follows:

(In thousands)

	Capital	Operating		
Fiscal Year	Used in Operations	Used in Operations	Subleased to Others	Total
2009	$ 5,997	$ 27,830	$ 1,095	$ 28,925
2010	5,847	24,662	1,004	25,666
2011	5,643	21,395	837	22,232
2012	5,576	16,198	754	16,952
2013	5,075	12,441	528	12,969
Thereafter	27,543	37,414	783	38,197
Total	55,681	$139,940	$ 5,001	$144,941
Interest	(19,866)			
Present value of minimum lease obligations	35,815			
Current portion	3,020			
Long-term obligations	$ 32,795			

Spartan Stores anticipates a reduction in the above total operating lease obligations of $4.1 million as *The Pharm* transactions are completed, of which $1.1 million to $2.2 million is expected to be included in the liability for exit costs as the lease obligations of certain stores are not expected to be assumed by the buyers.

Amortization expense for property under capital leases was $2.5 million, $1.7 million and $0.5 million in fiscal years 2008, 2007 and 2006, respectively.

Assets held under capital leases consisted of the following:

(In thousands)

	March 29, 2008	March 31, 2007
Buildings and improvements	$ 28,970	$ 20,299
Equipment	4,163	889
	33,133	21,188
Less accumulated depreciation	6,420	4,098
Net property	$ 26,713	$ 17,090

One of Spartan Stores' subsidiaries leases retail store facilities to non-related entities. Of the stores leased, several are owned and others were obtained through leasing arrangements and are accounted for as operating leases. A majority of the leases provide for minimum and contingent rentals based upon stipulated sales volumes and contain renewal options. Certain of the leases contain escalation clauses.

Owned assets, included in property and equipment, which are leased to others are as follows:

(In thousands)

	March 29, 2008	March 31, 2007
Land and improvements	$ 1,644	$ 1,644
Buildings	5,527	5,527
	7,171	7,171
Less accumulated depreciation	3,220	3,010
Net property	$ 3,951	$ 4,161

Future minimum rentals to be received under operating leases in effect at March 29, 2008 are as follows:

(In thousands)

Fiscal Year	Owned Property	Leased Property	Total
2009	$ 1,417	$ 1,571	$ 2,988
2010	1,151	1,477	2,628
2011	932	1,277	2,209
2012	566	894	1,460
2013	406	579	985
Thereafter	151	870	1,021
Total	$ 4,623	$ 6,668	$ 11,291

NOTE 9

Associate Retirement Plans

Spartan Stores' retirement programs include pension plans providing non-contributory benefits and salary reduction defined contribution plans providing contributory benefits. Substantially all of Spartan Stores' associates not covered by collective bargaining agreements are covered by either a non-contributory cash balance pension plan ("Company Plan"), a defined contribution plan or both. Associates covered by collective bargaining agreements are included in multi-employer pension plans.

Spartan Stores' Company Plan benefit formula utilizes a cash balance approach. Under the cash balance formula, credits are added annually to a participant's "account" based on a percent of the participant's compensation and years of vested service at the beginning of each calendar year. Transition credits were also added at Spartan Stores' discretion to certain participants' accounts until the year 2007 if certain age and years-of-service requirements were met. At Spartan Stores' discretion, interest credits are also added annually to a participant's account based upon the participant's account balance as of the last day of the immediately preceding calendar year. Annual payments to the pension trust fund are determined in compliance with the Employee Retirement Income Security Act of 1976 ("ERISA"). Company Plan assets consist principally of common stocks and U.S. government and corporate obligations. The Company Plan does not hold any Spartan Stores stock.

Spartan Stores also maintains a Supplemental Executive Retirement Plan ("SERP"), which provides nonqualified deferred compensation benefits to Spartan Stores' officers. Benefits under the SERP are paid from Spartan Stores' general assets, as there is no separate trust established to fund benefits.

Matching contributions made by Spartan Stores to salary reduction defined contribution plans totaled $2.4 million, $2.0 million and $1.8 million in fiscal years 2008, 2007 and 2006, respectively.

In addition to the plans described above, Spartan Stores participates in several multi-employer and other defined contribution plans for substantially all associates covered by collective bargaining agreements. The expense for these plans totaled approximately $7.7 million in fiscal 2008, $6.6 million in fiscal 2007 and $6.3 million in fiscal 2006.

The Multi-Employer Pension Plan Amendments Act of 1980 amended ERISA to establish funding requirements and obligations for employers participating in multi-employer plans, principally related to employer withdrawal from or termination of such plans. Separate actuarial calculations of Spartan Stores' position with respect to the multi-employer plans are not available.

Spartan Stores and certain subsidiaries provide health care benefits to retired associates who have at least 30 years of service or 10 years of service and have attained age 55, and who were not covered by collective bargaining arrangements during their employment ("covered associates"). Qualified covered associates that retired prior to March 31, 1992 receive major medical insurance with deductible and coinsurance provisions until age 65 and Medicare supplemental benefits thereafter. Covered associates retiring after April 1, 1992 are eligible for monthly postretirement health care benefits of $5 multiplied by the associate's years of service. This benefit is in the form of a credit against the monthly insurance premium. The balance of the premium is paid by the retiree.

Effective March 31, 2007, Spartan Stores adopted the recognition and disclosure provisions of SFAS No. 158 which required the Company to recognize the funded status of its pension plan and other postretirement benefits beginning in the March 31, 2007 Consolidated Balance Sheet, with a corresponding adjustment to accumulated other comprehensive income, net of tax.

The incremental effect of adopting the provisions of SFAS No. 158 on the March 31, 2007 Consolidated Balance Sheet is presented in the following table. SFAS No. 158 had no effect on the Consolidated Statements of Earnings.

(In thousands)

	Prior to Adopting SFAS No. 158	Effect of Adopting SFAS No. 158	As Reported March 31, 2007
Pension Benefits			
Current liabilities	$ (2,258)	$ 2,258	$ -
Noncurrent liabilities	134	(1,524)	(1,390)
Accumulated other comprehensive income	-	(734)	(734)
SERP Benefits			
Current liabilities	-	(61)	(61)
Noncurrent liabilities	(349)	3	(346)
Accumulated other comprehensive income	187	58	245
Postretirement Benefits			
Current liabilities	-	(346)	(346)
Noncurrent liabilities	(4,274)	(17)	(4,291)
Accumulated other comprehensive income	-	363	363

The following tables set forth the change in benefit obligation, change in plan assets, weighted average assumptions used in actuarial calculations and components of net periodic benefit costs for Spartan Stores' pension and postretirement benefit plans. The accrued benefit costs are reported in Postretirement benefits in the Consolidated Balance Sheets. The measurement date was December 31 of each year.

(In thousands, except percentages)	Pension Benefits		SERP Benefits		Postretirement Benefits	
	March 29, 2008	March 31, 2007	March 29, 2008	March 31, 2007	March 29, 2008	March 31, 2007
Change in benefit obligation						
Benefit obligation at beginning of year	$ 49,928	$ 46,944	$ 643	$ 670	$ 7,133	$ 7,609
Service cost	3,532	3,084	53	45	211	224
Interest cost	2,733	2,438	35	35	401	409
Plan amendments	-	-	-	-	88	-
Actuarial (gain) loss	1,884	1,085	57	(33)	(941)	(488)
Benefits paid	(5,008)	(3,623)	(60)	(74)	(803)	(621)
Benefit obligation at measurement date	$ 53,069	$ 49,928	$ 728	$ 643	$ 6,089	$ 7,133
Change in plan assets						
Plan assets at fair value at beginning of year	$ 48,058	$ 42,164	$ -	$ -	$ -	$ -
Actual return on plan assets	3,182	6,047	-	-	-	-
Company contributions	7,705	3,470	60	74	803	621
Benefits paid	(5,008)	(3,623)	(60)	(74)	(803)	(621)
Plan assets at fair value at measurement date	$ 53,937	$ 48,058	$ -	$ -	$ -	$ -
Funded status	$ 868	$ (1,870)	$ (728)	$ (643)	$ (6,089)	$ (7,133)
Contributions during fourth quarter	625	741	13	17	-	-
Net amount recognized in financial position	$ 1,493	$ (1,129)	$ (715)	$ (626)	$ (6,089)	$ (7,133)
Components of net amount recognized in financial position:						
Noncurrent assets	$ 1,493	$ -	$ -	$ -	$ -	$ -
Current liabilities	-	-	(69)	(61)	(320)	(346)
Noncurrent liabilities	-	(1,129)	(646)	(565)	(5,769)	(6,787)
	$ 1,493	$ (1,129)	$ (715)	$ (626)	$ (6,089)	$ (7,133)
Amounts recognized in accumulated other comprehensive income:						
Net actuarial loss (gain)	$ 8,226	$ 6,082	$ 422	$ 392	$ 355	$ 1,334
Prior service cost (credit)	(6,521)	(7,212)	(14)	(15)	(624)	(776)
Net transition obligation	-	-	-	-	-	-
	$ 1,705	$ (1,130)	$ 408	$ 377	$ (269)	$ 558
Weighted average assumptions at measurement date						
Discount rate	6.25%	5.75%	6.25%	5.75%	6.25%	5.75%
Expected return on plan assets	8.50%	8.50%	N/A	N/A	N/A	N/A
Rate of compensation increase	4.00%	4.00%	4.00%	4.00%	N/A	N/A

Under SFAS No. 158, the benefit obligation for pension plans is measured as the projected benefit obligation; the benefit obligation for postretirement benefit plans is measured as the accumulated benefit obligation. The accumulated benefit obligation for both of the defined benefit plans was $52.1 million and $49.5 million at December 31, 2007 and 2006, respectively.

Components of net periodic benefit cost

(In thousands)	Pension Benefits			SERP Benefits		
	March 29, 2008	March 31, 2007	March 25, 2006	March 29, 2008	March 31, 2007	March 25, 2006
Service cost	$ 3,532	$ 3,084	$ 3,011	$ 53	$ 45	$ 16
Interest cost	2,733	2,438	2,307	35	35	31
Expected return on plan assets	(3,732)	(3,207)	(2,892)	-	-	-
Amortization of net transition obligation	-	-	5	-	-	-
Amortization of prior service cost	(690)	(690)	(690)	(1)	(1)	(1)
Recognized actuarial net loss	290	310	295	27	27	17
Net periodic benefit cost	$ 2,133	$ 1,935	$ 2,036	$ 114	$ 106	$ 63

	Postretirement Benefits		
	March 29, 2008	March 31, 2007	March 25, 2006
Service cost	$ 211	$ 224	$ 214
Interest cost	401	409	383
Amortization of prior service cost	(64)	(63)	(63)
Recognized actuarial net loss	39	66	43
Net periodic benefit cost	$ 587	$ 636	$ 577

The net actuarial loss, prior service cost and transition obligation included in "Accumulated Other Comprehensive Income" and expected to be recognized in net periodic benefit cost during fiscal year 2009 are as follows:

(In thousands)

	Pension Benefits	SERP Benefits	Postretirement Benefits
Net actuarial loss	$ 346	$ (690)	$ -
Prior service credit	36	(1)	(54)
	$ 382	$ (691)	$ (54)

Prior service costs are amortized on a straight-line basis over the average remaining service period of active participants. Actuarial gains and losses are amortized over the average remaining service life of active participants when the accumulation of such gains and losses exceeds 10% of the greater of the projected benefit obligation and the fair value of plan assets.

Spartan Stores has assumed an average long-term expected return on pension plan assets of 8.50% as of March 29, 2008. The expected return assumption was modeled by third-party investment portfolio managers, based on asset allocations and the expected return and risk components of the various asset classes in the portfolio. The expected return was developed by determining projected stock and bond returns and then applying these returns to the target asset allocations of the plan assets. Equity returns were based primarily on historical returns of the S&P 500 Index. Fixed-income projected returns were based primarily on historical returns for the broad U.S. bond market. This overall return assumption is believed to be reasonable over a longer-term period that is consistent with the liabilities.

Assumed health care cost trend rates have a significant effect on the amounts reported for the postretirement plan. The assumed health care cost trend rate used in measuring the accumulated postretirement benefit obligation was 10.0% for fiscal 2008, 10.50% for fiscal 2007 and 11.00% for fiscal 2006, decreasing .50% per year to 5.00%. A 1% increase in the assumed health care cost trend rate would increase the accumulated postretirement benefit obligation by 0.98% and the periodic postretirement benefit cost by 0.66%. A 1% decrease in the assumed health care cost trend rate would decrease the accumulated postretirement benefit obligation by 0.90% and periodic postretirement benefit cost by 0.60%.

Plan assets

Plan assets are valued using quoted market prices when available. Spartan Stores has an investment policy for the pension plan with a long-term asset allocation mix designed to meet the long-term retirement obligations. The asset allocation mix is reviewed annually and, on a regular basis, actual allocations are rebalanced to approximate the prevailing targets. The following table summarizes actual allocations as of December 31, 2007 and December 31, 2006:

		Plan Assets	
	Target Range	December 31, 2007	December 31, 2006
Asset Category			
Equity securities	60.0 - 75.0%	62.9%	67.4%
Fixed income	25.0 - 40.0	37.1	32.6
Total	100.0%	100.0%	100.0%

The investment policy emphasizes the following key objectives: (1) maintain the purchasing power of the current assets and all future contributions by producing positive real rates of return on plan assets; (2) maximize return within reasonable and prudent levels of risk in order to minimize contributions and (3) control costs of administering the plan and managing the investments.

Spartan Stores made a voluntary contribution of $5.0 million to its defined benefit pension plan in fiscal 2008. The voluntary contribution will eliminate certain Pension Benefits Guaranty Corporation premiums, move the plan to a fully funded status and reduce future pension expense. As a result of this payment, no payments are required to be made in fiscal 2009 to meet the minimum funding requirements. However, Spartan Stores currently expects to contribute approximately $1.5 million to its defined benefit pension plan in fiscal 2009.

The following estimated benefit payments, which reflect expected future service, as appropriate, are expected to be paid in the following fiscal years:

(In thousands)

	Pension Benefits and SERP Benefits	Other Benefits
2009	$ 4,207	$ 320
2010	4,672	336
2011	4,670	346
2012	5,205	359
2013	4,919	373
2014 to 2018	30,103	1,986

NOTE 10

Taxes on Income

The income tax provision for continuing operations is summarized as follows:

(In thousands)

	March 29, 2008	March 31, 2007	March 25, 2006
Currently payable:			
Federal	$ 3,080	$ 463	$ 59
State	800	-	-
Deferred:			
Federal	14,385	12,550	9,591
Total	$ 18,265	$ 13,013	$ 9,650

The effective income tax rates are different from the statutory federal income tax rates for the following reasons:

	2008	2007	2006
Federal statutory income tax rate	35.0%	35.0%	35.0%
State taxes, net of federal income tax benefit	1.0	-	-
Tax credits	(0.2)	(0.3)	(0.3)
Other	0.2	0.3	(0.6)
Effective income tax rate	36.0%	35.0%	34.1%

During the second quarter of fiscal 2008, the Michigan legislature enacted a new business income tax effective January 1, 2008, which replaced the former Michigan Single Business Tax (SBT) that was in effect through December 31, 2007. The new income tax, or Michigan Business Tax, is reported in Income taxes in the accompanying consolidated statements of earnings, whereas the former SBT was included in Selling, general and administrative expenses.

Deferred tax assets and liabilities resulting from temporary differences as of March 29, 2008 and March 31, 2007 are as follows:

(In thousands)

	2008	2007
Deferred tax assets:		
Employee benefits	$ 8,082	$ 8,263
Accounts receivable	916	1,072
Net operating loss carry forward	-	2,898
Alternative Minimum Tax credit	1,103	726
Asset impairment and closed store reserves	2,309	4,167
Deferred revenue	893	932
State taxes	790	1,083
All other	2,413	1,783
Total deferred tax assets	16,506	20,924
Deferred tax liabilities:		
Depreciation	14,176	10,244
Inventory	3,245	2,403
Goodwill	5,999	2,550
Convertible debt interest	1,599	-
All other	1,425	1,136
Total deferred tax liabilities	26,444	16,333
Net deferred tax (liability) asset	$ (9,938)	$ 4,591

Spartan Stores adopted the provisions of FASB Interpretation No. 48, "Accounting for Uncertainty in Income Taxes" (FIN 48) on April 1, 2007, the first day of fiscal year 2008. Spartan Stores recorded the cumulative effect of adopting FIN 48 by increasing shareholders' equity by $1.0 million. A reconciliation of the beginning and ending amount of unrecognized tax benefits is as follows:

(In thousands)

Balance at April 1, 2007	$ 384
Gross increases – tax positions taken in prior years	365
Gross decreases – tax positions taken in prior years	(86)
Gross increases – tax positions taken in current year	-
Gross decreases – tax positions taken in current year	-
Settlements with taxing authorities	-
Lapse of statute of limitations	(45)
Balance at March 29, 2008	$ 618

Spartan Stores anticipates that substantially all of the unrecognized tax benefits will be settled prior to March 28, 2009. Spartan Stores recognizes interest and penalties accrued related to unrecognized tax benefits in income tax expense. Accrued interest and penalties are not material. No amounts of unrecognized tax liabilities, if recognized, would affect the effective tax rate.

Spartan Stores files income tax returns with federal, state and local tax authorities within the United States. With few exceptions, we are no longer subject to U.S. federal or state examinations by tax authorities for fiscal years before 2004, and are no longer subject to local examination by tax authorities for fiscal years before 2003. In February 2005, the Internal Revenue Service (IRS) completed its examination of Spartan Stores' federal income tax returns for fiscal years 2001 through 2003. In October 2007, the IRS began its examination of the fiscal 2006 tax return.

NOTE 11

Stock-Based Compensation

Spartan Stores has two shareholder-approved stock incentive plans covering 3,200,000 shares of Spartan Stores' common stock, the Spartan Stores, Inc. 2001 Stock Incentive Plan (the "2001 Plan") and the Spartan Stores, Inc. Stock Incentive Plan of 2005 (the "2005 Plan"). The plans provide for the granting of incentive stock options, non-qualified stock options, stock appreciation rights, restricted stock, restricted stock units, stock awards, and other stock-based awards to directors, officers and other key associates. As of March 29, 2008, 175,587 shares remained unissued under the 2001 Plan, and 877,030 shares remained unissued under the 2005 Plan.

Prior to March 26, 2006, Spartan Stores accounted for the plans under the recognition and measurement provisions of APB Opinion No. 25, "Accounting for Stock Issued to Employees," and related Interpretations, as permitted by SFAS No. 123. No stock-based compensation cost was reflected in the Consolidated Statements of Earnings for stock options as all options granted under the plan had an exercise price equal to the market value of the underlying common stock on the date of grant. The fair value of restricted stock was determined based on the average of the highest and lowest sales prices of Spartan Stores' common stock on the date of grant, and deferred stock-based compensation, representing the fair value of the stock at the measurement date of the award, was amortized to compensation expense over the vesting period.

Effective March 26, 2006, Spartan Stores adopted the fair value recognition provisions of SFAS No. 123(R), using the modified-prospective transition method. Under that transition method, compensation cost recognized in fiscal 2007 includes: (a) compensation cost for all share-based payments granted prior to, but not yet vested as of March 26, 2006, based on the grant-date fair value estimated in accordance with the original provisions of SFAS No. 123, and (b) compensation cost for all share-based payments granted subsequent to March 26, 2006, based on the grant-date fair value estimated in accordance with the provisions of SFAS No. 123(R). Upon adoption of SFAS No. 123(R), Spartan Stores elected to begin recognizing compensation expense using the straight-line amortization method for share-based awards granted on or after March 26, 2006, consistent with restricted stock awards granted prior to adoption. In accordance with the provisions of SFAS No. 123(R), results for prior periods have not been restated.

For share-based awards granted prior to adoption of SFAS No. 123(R), compensation expense was recognized over the stated vesting period, without regard for terms that accelerate vesting upon retirement. Upon adoption of SFAS No. 123(R), compensation expense will continue to be recognized under this method for awards granted prior to adoption. However, for awards granted on or after March 26, 2006, compensation expense will be recognized over the shorter of the vesting period or the period from the date of grant through the date the employee first becomes eligible to retire.

The following table illustrates the effect on net earnings and earnings per share as if share-based compensation expense for fiscal 2006 had been determined based on the fair value recognition provisions of SFAS No. 123(R):

(In thousands, except per share data)

	2006
Net earnings, as reported	$ 18,172
Deduct: Total stock-based employee compensation expense determined under fair value based method for all awards net of related tax effects	(328)
Pro forma net earnings	$ 17,844
Basic earnings per share – as reported	$ 0.87
Basic earnings per share – pro forma	0.86
Diluted earnings per share – as reported	$ 0.86
Diluted earnings per share – pro forma	0.84

Stock option awards are generally granted with an exercise price equal to the market value of Spartan Stores common stock at the date of grant, vest and become exercisable in 25 percent increments over a four-year service period and have a maximum contractual term of 10 years. Upon a "Change in Control", as defined by the Plan, all outstanding options vest immediately. The fair value of each stock option grant is estimated on the date of grant using the Black-Scholes option-pricing model. Prior to adoption of SFAS No. 123(R), under the provisions of SFAS No. 123, expected volatility was determined based upon historical volatility of Spartan Stores common stock and the historical volatilities of guideline companies for the period of time that Spartan Stores was not publicly traded. The expected term of options granted was based upon expectations of future exercise behavior derived from vesting and contractual terms. Upon adoption of SFAS No. 123(R), and under the provisions of this statement, expected volatility was determined based upon a combination of historical volatility of Spartan Stores common stock and the expected volatilities of guideline companies that are comparable to Spartan Stores in most significant respects to reflect management's best estimate of Spartan Stores' future volatility over the option term. The expected term of options granted is determined using the "simplified method" as described in SEC Staff Accounting Bulletin No. 107 that uses the following formula: ((vesting term + original contract term)/2). The risk-free interest rate was based on the U.S. Treasury yield curve in effect at the time of grant, using U.S. constant maturities with remaining terms equal to the expected term. Expected dividend yield is based on historical dividend payments.

The following weighted average assumptions were used to estimate the fair value of stock options at the date of grant using the Black-Scholes option-pricing model:

	2008	2007	2006
Dividend yield	0.70% - 0.89%	1.00% - 1.46%	0.00%
Expected volatility	32.84% - 34.51%	30.43% - 31.70%	57.73%
Risk-free interest rate	4.27% - 4.76%	4.58% - 5.11%	3.86%
Expected life of option	6.25 years	6.25 years	7 years

The following table summarizes stock option activity for the three years ended March 29, 2008:

	Shares Under Options	Weighted Average Exercise Price	Weighted Average Remaining Contractual Life Years	Aggregate Intrinsic Value (In thousands)
Options outstanding at March 27, 2005	1,340,760	$ 6.99	7.29	$ 6,426
Granted	83,250	11.50		
Exercised	(341,455)	4.79		
Cancelled	(73,612)	8.15		
Options outstanding at March 25, 2006	1,008,943	$ 8.01	6.41	$ 5,323
Granted	187,845	13.95		
Exercised	(547,269)	8.30		
Cancelled	(40,122)	10.68		
Options outstanding at March 31, 2007	609,397	$ 9.44	6.87	$ 10,553
Granted	97,138	28.00		
Exercised	(117,620)	6.24		
Cancelled	(8,283)	9.92		
Options outstanding at March 29, 2008	580,632	$ 13.16	6.56	$ 5,059
Options exercisable at March 25, 2006	696,340	$ 8.98	5.85	$ 3,220
Options exercisable at March 31, 2007	265,832	$ 8.57	5.17	$ 4,833
Options exercisable at March 29, 2008	293,321	$ 8.85	4.94	$ 3,461
Vested and expected to vest in the future at March 29, 2008	565,129	$ 12.96	6.50	$ 5,003

The weighted average grant-date fair value of stock options granted during fiscal years 2008, 2007 and 2006 was $10.91, $4.85 and $7.05, respectively. The total intrinsic value of stock options exercised during fiscal years 2008, 2007 and 2006 was $2.4 million, $5.0 million and $2.3 million, respectively. Cash received from option exercises was $0.7 million, $3.2 million and $0.9 million during fiscal years 2008, 2007 and 2006, respectively.

The following tables summarize information concerning options outstanding and options exercisable at March 29, 2008:

Options Outstanding			
Exercise Prices	Options Outstanding	Weighted Average Remaining Contractual Life Years	Weighted Average Exercise Price
$ 2.29 – 8.00	131,009	4.97	$ 3.72
8.01 – 12.00	139,710	5.32	9.65
12.01 – 14.00	155,475	8.12	13.70
14.01 – 28.28	154,438	7.44	23.81
$ 2.29 – 28.28	580,632	6.56	$ 13.16

Options Exercisable		
Exercise Prices	Options Outstanding	Weighted Average Exercise Price
$ 2.29 – 8.00	108,648	$ 3.82
8.01 – 12.00	103,897	9.00
12.01 – 14.00	33,674	13.70
14.01 – 28.28	47,102	16.61
$ 2.29 – 28.28	293,321	$ 8.85

Spartan Stores awarded 170,011 shares, 268,677 shares, and 252,173 shares of restricted stock during fiscal years 2008, 2007 and 2006, respectively. Shares awarded to employees vest in 20 percent increments over a five-year service period. Awards granted to directors prior to May 10, 2006 vest 100 percent after three years and awards granted on or after May 10, 2006 vest in one-third increments over a three-year service period. Awards are subject to certain transfer restrictions and forfeiture prior to vesting. All shares fully vest upon a "Change in Control" as defined by the Plan. Compensation expense, representing the fair value of the stock at the measurement date of the award, is recognized over the vesting period.

The following table summarizes restricted stock activity for the three years ended March 29, 2008:

	Shares	Weighted Average Grant-Date Fair Value
Outstanding and nonvested at March 27, 2005	369,401	$ 3.18
Granted	252,173	11.50
Vested	(146,200)	2.80
Forfeited	(38,376)	6.32
Outstanding and nonvested at March 25, 2006	436,998	$ 7.83
Granted	268,677	13.96
Vested	(117,790)	6.92
Forfeited	(41,181)	10.09
Outstanding and nonvested at March 31, 2007	546,704	$ 10.86
Granted	170,011	27.98
Vested	(132,789)	10.02
Forfeited	(3,836)	14.91
Outstanding and nonvested at March 29, 2008	580,090	$ 16.04

The weighted average grant-date fair value of restricted shares granted during fiscal years 2008, 2007 and 2006 was $27.98, $13.96 and $11.50, respectively. The total fair value of shares vested during fiscal years 2008, 2007 and 2006 was $1.3 million, $0.8 million and $0.4 million, respectively.

Share-based compensation expense recognized and included in "Selling, general and administrative expenses" in the Consolidated Statements of Earnings and related tax benefits were as follows:

(In thousands)	2008	2007	2006
Stock options	$ 821	$ 493	$ -
Restricted stock	2,192	1,413	760
Tax benefits	(1,094)	(667)	(266)
	$ 1,919	$ 1,239	$ 494

As of March 29, 2008, total unrecognized compensation cost related to nonvested share-based awards granted under the stock incentive plans was $1.2 million for stock options and $7.0 million for restricted stock. The remaining compensation costs not yet recognized are expected to be recognized over a weighted average period of 2.2 years for stock options and 3.4 years for restricted stock.

Spartan Stores realized excess tax benefits of $5.2 million, $6.3 million and $4.2 million related to the exercise of stock options and the vesting of restricted stock during fiscal 2008, fiscal 2007 and fiscal 2006, respectively.

Spartan Stores has a stock bonus plan covering 300,000 shares of Spartan Stores common stock. Under the provisions of this plan, certain officers and key associates of Spartan Stores may elect to receive a portion of their annual bonus in common stock rather than cash and will be granted additional shares of common stock worth 30% of the portion of the bonus they elect to receive in stock. Compensation expense is recorded based upon the market price of the stock as of the measurement date. At March 29, 2008, 172,687 shares remained unissued under the plan.

NOTE 12

Supplemental Cash Flow Information

Non-cash financing activities include the issuance of restricted stock to employees and directors of $4.8 million, $3.8 million and $3.1 million for fiscal years ended 2008, 2007 and 2006, respectively. Non-cash investing and financing activities include capital leases of $7.6 million, $0.8 million and $0.2 million for fiscal years 2008, 2007 and 2006, respectively. Non-cash investing activities also include capital expenditures included in accounts payable of $7.0 million, $1.2 million and $0.6 million for fiscal years 2008, 2007 and 2006.

NOTE 13

Reporting Segment Information

Using the management approach as required by SFAS No. 131, "Disclosures About Segments of an Enterprise and Related Information", Spartan Stores' reporting segments are identified by products sold and customer profile and include the Distribution and Retail segments.

Spartan Stores' Distribution segment supplies independent retail customers and its own retail stores with dry grocery, produce, dairy, meat, delicatessen, bakery, beverages, frozen food, seafood, floral, general merchandise, pharmacy and health and beauty care items. Sales to independent retail customers and inter-segment sales are recorded based upon a "cost plus" model for grocery, frozen, dairy, pharmacy and health and beauty care items and a "variable mark-up" model for meat, deli, bakery, produce, seafood, floral and general merchandise products. To supply its wholesale customers, Spartan Stores operates a fleet of tractors, conventional trailers and refrigerated trailers, substantially all of which are leased by Spartan Stores.

The Retail segment operates supermarkets in Michigan that typically offer dry grocery, produce, frozen, dairy, meat, beverages, floral, seafood, health and beauty care, delicatessen and bakery goods. Approximately 60% of the stores offer pharmacy services and 16 fuel centers were in operation as of March 29, 2008.

Identifiable assets represent total assets directly associated with the reporting segments. Eliminations in assets identified to segments include intercompany receivables, payables and investments.

The following tables set forth information by reporting segment:

(In thousands)

	Distribution	Retail	Total
Year Ended March 29, 2008			
Net sales	$ 1,284,299	$ 1,192,523	$ 2,476,822
Depreciation and amortization	7,642	16,139	23,781
Operating earnings	34,681	26,941	61,622
Capital expenditures	8,425	31,651	40,076
Year Ended March 31, 2007			
Net sales	$ 1,238,079	$ 968,191	$ 2,206,270
Depreciation and amortization	7,837	12,609	20,446
Operating earnings	28,442	20,224	48,666
Capital expenditures	6,284	20,450	26,734
Year Ended March 25, 2006			
Net sales	$ 1,155,880	$ 716,974	$ 1,872,854
Depreciation and amortization	8,281	10,474	18,755
Operating earnings	21,983	12,137	34,120
Capital expenditures	11,730	16,927	28,657

(In thousands)

	2008	2007	2006
Total Assets at Year End			
Distribution	$ 219,962	$ 192,176	$ 182,813
Retail	364,664	263,588	161,530
Discontinued operations	25,511	31,735	34,254
Total	$ 610,137	$ 487,499	$ 378,597

NOTE 14

Quarterly Financial Information (unaudited)

Earnings per share amounts for each quarter are required to be computed independently and may not equal the amount computed for the total year. Common stock prices are the high and low sales prices for transactions reported on the NASDAQ Global Select Market for each period.

(In thousands, except per share data)

	Fiscal 2008				
	Full Year (52 weeks)	4th Quarter (12 weeks)	3rd Quarter (16 weeks)	2nd Quarter (12 weeks)	1st Quarter (12 weeks)
Net sales	$ 2,476,822	$ 570,731	$ 787,835(a)	$ 598,053(a)	$ 520,203(a)
Gross margin	494,968	119,444	153,839(a)	122,415(a)	99,270(a)
Earnings from continuing operations before income taxes	50,776	12,676	11,630(a)	16,943(a)	9,527(a)
Earnings from continuing operations	32,511	7,787	10,266(a)	8,266(a)	6,192(a)
Discontinued operations, net of taxes	1,795	299	336(a)	836(a)	324(a)
Net earnings	34,306	8,086	10,602	9,102	6,516
Earnings from continuing operations per share:					
Basic	$ 1.53	$ 0.37	$ 0.48(a)	$ 0.39(a)	$ 0.29(a)
Diluted	1.50	0.36	0.47(a)	0.38(a)	0.29(a)
Net earnings per share:					
Basic	$ 1.61	$ 0.38	$ 0.50	$ 0.43	$ 0.31
Diluted	1.58	0.37	0.49	0.42	0.30
Dividends paid	$ 4,371	$ 1,095	$ 1,095	$ 1,091	$ 1,090
Common stock price – High	34.09	23.09	24.56	34.09	25.41
Common stock price – Low	17.08	17.08	18.85	21.64	32.51

(In thousands, except per share data)

	Fiscal 2007				
	Full Year (53 weeks)	4th Quarter (13 weeks)	3rd Quarter (16 weeks)	2nd Quarter (12 weeks)	1st Quarter (12 weeks)
Net sales	$ 2,206,270	$ 520,063	$ 673,936(a)	$ 522,475(a)	$ 489,796(a)
Gross margin	431,454	105,546	126,712(a)	104,221(a)	94,975(a)
Earnings from continuing operations before income taxes	37,181	10,474	9,126(a)	14,440(a)	3,141(a)
Earnings from continuing operations	24,168	6,791	5,949(a)	9,388(a)	2,040(a)
Discontinued operations, net of taxes	992	452	(55)(a)	(54)(a)	649(a)
Net earnings	24,160	7,243	5,894	9,334	2,689
Earnings from continuing operations per share:					
Basic	$ 1.15	$ 0.32	$ 0.28(a)	$ 0.45(a)	$ 0.10(a)
Diluted	1.13	0.32	0.28(a)	0.44(a)	0.09(a)
Net earnings per share:					
Basic	$ 1.20	$ 0.34	$ 0.28	$ 0.45	$ 0.13
Diluted	1.18	0.34	0.28	0.44	0.12
Dividends paid	$ 4,302	$ 1,083	$ 2,154	$ -	$ 1,065
Common stock price – High	27.40	27.40	22.62	18.60	14.73
Common stock price – Low	12.17	19.98	15.61	12.17	12.43

(a) Amounts have been adjusted from the amounts previously reported on Form 10-Q for reclassification of discontinued operations. See Note 4.

MANAGEMENT'S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

The management of Spartan Stores, including the Chief Executive Officer and the Chief Financial Officer, is responsible for establishing and maintaining adequate internal control over financial reporting, as defined in Rules 13a-15(f) and 15d-15(f) under the Securities Exchange Act of 1934. Spartan Stores' internal controls were designed by, or under the supervision of, the Chief Executive Officer and Chief Financial Officer, and effected by the Company's Board of Directors, management and other personnel, to provide reasonable assurance regarding the reliability of its financial reporting and the preparation and presentation of the consolidated financial statements for external purposes in accordance with accounting principles generally accepted in the United States and includes those policies and procedures that (1) pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of the assets of Spartan Stores; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of Spartan Stores are being made only in accordance with authorizations of management and directors of Spartan Stores; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of Spartan Stores' assets that could have a material effect on the financial statements.

Management of Spartan Stores conducted an evaluation of the effectiveness of its internal controls over financial reporting based on the framework in *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission. This evaluation included review of the documentation of controls, evaluation of the design effectiveness of controls, testing of the operating effectiveness of controls and a conclusion on this evaluation. Through this evaluation, management did not identify any material weakness in the Company's internal control. There are inherent limitations in the effectiveness of any system of internal control over financial reporting. Based on the evaluation, management has concluded that Spartan Stores' internal control over financial reporting was effective as of March 29, 2008.

The registered public accounting firm that audited the consolidated financial statements included in this Annual Report has issued an attestation report on the effectiveness of the Company's internal control over financial reporting as of March 29, 2008 as stated in their report on page 64.

Craig C. Sturken
Chairman and Chief Executive Officer
May 9, 2008

David M. Staples
Executive Vice President and Chief Financial Officer
May 9, 2008

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of
Spartan Stores, Inc. and subsidiaries
Grand Rapids, Michigan

We have audited the accompanying consolidated balance sheets of Spartan Stores, Inc. and subsidiaries (the "Company") as of March 29, 2008 and March 31, 2007, and the related consolidated statements of earnings, shareholders' equity and cash flows for each of the three years in the period ended March 29, 2008. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Spartan Stores, Inc. and subsidiaries as of March 29, 2008 and March 31, 2007, and the results of their operations and their cash flows for each of the three years in the period ended March 29, 2008, in conformity with accounting principles generally accepted in the United States of America.

As discussed in Note 1 to the consolidated financial statements, the Company changed its methods of accounting for income taxes as a result of adopting Financial Accounting Standards Board Interpretation No. 48, *Accounting for Uncertainty in Income Taxes an interpretation of FASB Statement No. 109,* in 2008.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company's internal control over financial reporting as of March 29, 2008, based on the criteria established in *Internal Control–Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated May 9, 2008 expressed an unqualified opinion on the Company's internal control over financial reporting.

Deloitte & Touche LLP

Grand Rapids, Michigan
May 9, 2008

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of
Spartan Stores, Inc. and subsidiaries
Grand Rapids, Michigan

We have audited the internal control over financial reporting of Spartan Stores, Inc. and subsidiaries (the "Company") as of March 29, 2008, based on criteria established in *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission. The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management's Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed by, or under the supervision of, the company's principal executive and principal financial officers, or persons performing similar functions, and effected by the company's board of directors, management, and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company, (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company, and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of the inherent limitations of internal control over financial reporting, including the possibility of collusion or improper management override of controls, material misstatements due to error or fraud may not be prevented or detected on a timely basis. Also, projections of any evaluation of the effectiveness of the internal control over financial reporting to future periods are subject to the risk that the controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of March 29, 2008, based on the criteria established in *Internal Control–Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated financial statements as of and for the year ended March 29, 2008 of the Company and our report dated May 9, 2008, expressed an unqualified opinion on those consolidated financial statements and included an explanatory paragraph regarding the Company's change in its methods of accounting for income taxes as a result of adopting Financial Accounting Standards Board Interpretation No. 48, *Accounting for Uncertainty in Income Taxes an interpretation of FASB Statement No. 109,* in 2008.

Deloitte & Touche LLP

Grand Rapids, Michigan
May 9, 2008

CORPORATE Information

National City Bank
Shareholder Services Operations
P.O. Box 94980
Locator 01-5352
Cleveland, Ohio 44101-4980
216.257.8663

Independent Registered Public Accounting Firm
Deloitte & Touche LLP
700 Bridgewater Place
333 Bridge Street NW
Grand Rapids, Michigan 49504
616.336.7900

Legal Counsel
Warner Norcross & Judd LLP
900 Fifth Third Center
111 Lyon Street NW
Grand Rapids, Michigan 49503
616.752.2000

INVESTOR Information

On May 13, 2008 there were approximately 552 shareholders of record of Spartan Stores, Inc. common stock.

Spartan Stores, Inc. common stock is listed on the National Market System of the NASDAQ Global Select Market under the trading symbol "SPTN."

A copy of Spartan Stores, Inc.'s Annual Report to the Securities and Exchange Commission on Form 10-K for the year ended March 29, 2008, may be obtained by any shareholder without charge by writing to:

Spartan Stores, Inc.
c/o Investor Relations
850 76th Street SW
Mailcode: GR761214
PO Box 8700
Grand Rapids, Michigan 49518-8700
616.878.8319
www.spartanstores.com

Comparison of 5 Year Cumulative Total Return : Assumes Initial Investment of $100 - March 28, 2003



$1,200
1,100
1,000
900
800
700
600
500
400
300
200
100
2003
2004
2005
2006
2007
2008
Spartan Stores
Russell 2000 Index
NASDAQ Retail Trade

The graph to the left compares the cumulative total shareholder return on the Company's common stock to that of the Russell 2000 Index and the NASDAQ Retail Trade Index, over a period beginning on March 28, 2003 and ending on March 28, 2008.

Cumulative total shareholder return is measured by the sum of (1) the cumulative amount of dividends for the measurement period, assuming dividend reinvestment and (2) the difference between the share price at the end and the beginning of the measurement period, divided by the share price at the beginning of the measurement period.

The dollar values for total shareholder return plotted above are shown in the table below:

	Spartan Stores	Russel 2000 Index	NASDAQ Retail Trade
March 28, 2008	$ 897.91	$ 200.25	$ 175.36
March 30, 2007	1,172.65	230.18	191.20
March 24, 2006	544.90	217.34	191.00
March 24, 2005	469.40	172.70	173.60
March 26, 2004	203.45	163.83	154.60
March 28, 2003	100.00	100.00	100.00

Spartan Stores

Spartan Stores
850 76th Street SW | PO Box 8700 | Grand Rapids, Michigan 49518
www.spartanstores.com